
11006312

Synalloy CORPORATION

FINANCIAL STRENGTH AND STABILITY

2010 ANNUAL REPORT

COMPANY PROFILE

Synalloy Corporation, headquartered in Spartanburg, South Carolina, has been in business since 1945 and employs approximately 440 people with operations in Tennessee, Arkansas and Georgia.

The Company is a diverse manufacturer comprised of **TWO MAJOR OPERATING SEGMENTS: METALS AND SPECIALTY CHEMICALS.** While the two segments are significantly different with regard to the type of manufacturing they conduct, they serve many of the same industries.

2010 HIGHLIGHTS

- Substantial increases in sales and profits
- Record sales and earnings at Manufacturers Chemicals, LLC
- Strong financial position with minimal debt
- Completion of a new 25,000 square feet climate-controlled painting facility at our Ram-Fab facility

FINANCIAL HIGHLIGHTS

(dollar amounts in thousands except per share data)	2010	2009	2008
CONTINUING OPERATIONS			
Net sales	$151,121	$103,640	$167,269
Gross profit	15,916	9,489	18,552
Operating income	6,269	702	8,823
Net income	4,034	219	5,631
FINANCIAL POSITION			
Total assets	81,375	78,252	94,366
Shareholders' equity	63,875	62,721	62,867
FINANCIAL RATIOS			
Gross profit to net sales	11%	9%	11%
Return on average equity	6%	0%	9%
PER SHARE DATA—DILUTED			
Net income	$ 0.64	$ 0.03	$ 0.90
STOCK PRICE			
Price range of Common Stock			
High	$ 12.25	$ 10.49	$ 17.96
Low	7.47	3.85	3.52
Close	12.12	9.42	5.00

Earnings Per Share



$0.90
$0.03
$0.64
'08 '09 2010

Bank Debt
(In Millions)



$10.4
$0
$0
'08 '09 2010

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Synalloy Corporation, the Russell 2000 Index and The NASDAQ Non-Financial Index



Synalloy Corporation
Russell 2000
NASDAQ Non-Financial
$200
175
150
125
100
75
50
25
0
12/05
12/06
12/07
12/08
12/09
12/10

*$100 invested on 12/31/2005 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
Synalloy Corporation	100.00	177.18	165.19	47.00	94.18	128.30
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
NASDAQ Non-Financial	100.00	109.34	122.52	71.80	108.57	127.96

Dividends Paid
(In Thousands)



$3,166
$1,566
$631
'08 '09 2010

Dear Shareholders, Investors, Customers and Employees:


James G. Lane, Jr. Ronald H. Braam

Synalloy's financial performance was much better in 2010 compared to the prior year results that were depressed by very poor economic conditions. We are hopeful that economic conditions will continue to improve, providing an environment that should let us show growth in the future.

METALS SEGMENT

Unit volume sales grew 50 percent in 2010 and dollar sales were up 53 percent. This was primarily the result of improved markets and a successful effort to regain market share in commodity pipe. We believe that our overall pipe sales performance outpaced our competitors and put us in the clear lead as the largest domestic producer of stainless steel welded pipe with the widest range of product offerings. Significant upgrades of our continuous mills and refinements of our operating procedures have positioned us to enhance profitability from our strong market position.

The noteworthy improvement in operating income was more than accounted for by the excellent performance from our Piping Systems products. This resulted from our efforts to reposition our fabrication business by entering important new markets, including water treatment, wastewater treatment and energy markets. Our ability to provide both stainless steel and carbon steel piping systems, as a result of the Ram-Fab acquisition, has supported these efforts. Traditional markets such as paper and chemical are now rebounding with recently announced expansions that we expect to benefit our fabrication business as we enter 2011. Last year's completion of an expanded state-of-the-art paint shop at our facility in Crossett, AR will improve efficiencies and support our anticipated growth.

CHEMICALS SEGMENT

Manufacturers Chemicals, LLC experienced excellent results with a 30 percent growth in sales and a 45 percent growth in operating income over 2009. Sales gains came from increased market share and sales to existing customers and growth in contract manufacturing on a regional basis for major chemical companies. The Company has gained a reputation as a dependable, regional manufacturer that can deliver quality products on time. Product segment gains came in the area of sulfated products and reactor intermediates, made possible by significant expansions in capacity for these product groups during 2010. Gains in targeted markets of paper, carpet, textile, agriculture, mining and metals contributed to the successful year.

OTHER ITEMS

Management believes that both our Metals and Chemicals Segments are in strong financial positions as we enter 2011. Our Company has remained debt free for most of 2010 and our balance sheet is strong. We have delivered a modest increase in shareholder equity during 2010, while paying dividends totaling $0.50 per share during 2010.

We believe that exciting times are ahead for Synalloy Corporation as a result of the addition of our new CEO, Craig Bram. Having served as a Director of Synalloy for six years, Craig is informed and ready to lead the Company to new accomplishments. Your Management and Board of Directors appreciate the support of our shareholders, customers and dedicated employees.

Ronald H. Braam
Chief Executive Officer
(through January 24, 2011)

James G. Lane, Jr.
Chairman of the Board

February 4, 2011

Dear Shareholders, Investors, Customers and Employees:


Craig C. Bram

As a Director of the Company for over six years, I have had the opportunity to learn a great deal about each of our business units and the management teams charged with carrying out their operations. Solid progress has been made throughout the Company on multiple fronts, especially considering the less than ideal economic conditions over the past two years. However, there is much more to be accomplished if Synalloy is to maximize its potential going forward.

As CEO, my focus will be on developing a clear strategy for the Company, while placing a premium on operational performance through speed of execution and accountability for the delivery of results. Everyone will know what is expected of them and rewards will be tied directly to achieving the desired goals.

I believe that Synalloy can become a much larger and more diversified Company over the next three to five years. We have a very strong financial position that will allow us to pursue both organic growth and growth through acquisitions. Opportunities are available to us to expand our existing businesses, as well as to pursue new businesses with attractive fundamentals.

We will be working on several key initiatives over the first half of 2011:

- A detailed review of each of our business units will be made with an eye toward maximizing profits and allocating capital where it can generate the best returns.
- Identify acquisition candidates that meet the following criteria: Pre-tax return on capital in excess of 20 percent; experienced management that will stay with the business following the acquisition; strong free cash flow as reflected in a low percentage of capital expenditures to EBITDA; and businesses that have solid growth prospects and are less cyclical.

While we have many constituents who are served by the Company's activities, at the end of the day, we must maximize the value of the Company to its shareholders. This can be accomplished through a steadily increasing stock price, or through the consistent distribution of cash dividends to our shareholders. To make this a reality, we need to grow our Company beyond its current operations and reduce the cyclicality of our profits which have in the past been reflected in a volatile stock price.

I am very excited about my new role at Synalloy and thank the Board of Directors for giving me this opportunity. I look forward to working with all of our employees, customers and shareholders in driving continued success in the future.

Craig C. Bram
Chief Executive Officer and President

February 5, 2011

Specialty Chemicals

45% PRE-TAX PROFITS INCREASED 45%


DANGER
ENTER BY
PERMIT ONLY
SAFETY
GLASSES
REQUIRED
NO SMOKING

Modern manufacturing facilities and highly-competitive cost structure.

CHEMICALS SEGMENT STRATEGIC PLAN

Utilizing resources in Cleveland, TN and Dalton, GA to

- Promote growth for sale of lubricants, surfactants and defoamers into 17 distinct markets
- Build full-service tolling relationships with financially sound, medium to large chemical companies
- Provide high-quality reaction intermediates to chemical formulators
- Build collaborative efforts with regional chemical sales companies and distributors
- Develop unique new products through research efforts to maintain growth and profitability







MANUFACTURERS CHEMICALS, LLC has produced specialty chemicals since 1919. The Company operates facilities in Cleveland, Tennessee and Dalton, Georgia. The Cleveland plant is a full-service chemical manufacturer with high-temperature reaction vessels, extensive blending and mixing vessels, powder blending capabilities and a variety of methods for particle size reduction. The location also houses extensive warehousing and distribution facilities. The Dalton plant formulates dye mixes and has a full-service shade matching laboratory, as well as warehousing and distribution. The Company's R&D facilities are located in Cleveland. The Company's products find their way into 17 distinct markets, but principally paper, carpet, textile, industrial chemicals, latex additives and agriculture.

During 2010, significant reactor capacity, as well as additional sulfation capacity was added to keep up with the Company's 30 percent growth in sales volume and to ensure continued service to its growing list of valued customers.

MANUFACTURERS CHEMICALS, LLC MISSION STATEMENT

"WE WILL WORK TOGETHER TO TREAT OUR CUSTOMERS, CO-WORKERS, SUPPLIERS AND COMMUNITY FAIRLY, TO PROVIDE CONSISTENT CHEMICALS, COLORANTS, SERVICES AND ON-TIME DELIVERY."

Metals

188% PIPING SYSTEMS' PRE-TAX PROFITS INCREASED 188%



We believe our strategy will expand our strength as one of the most customer-centered fabricators in the nation.

PIPING SYSTEMS GROUP STRATEGIC PLANS

- Develop a strong position in power and refinery markets
- Increase our sales coverage in all markets
- Seek out complementary products
- Increase capacity through the elimination of internal constraints.
- Take advantage of beneficial acquisition possibilities profitability






Bristol Piping System

BRISTOL PIPING SYSTEMS

With 70 years of experience, Bristol Piping Systems has become the premier fabricator of stainless and nickel alloy pipe fabrication with facilities in Bristol, Tennessee. We ship worldwide, servicing all major contractors and end users ranging from chemical, paper, water and waste water and energy markets, to liquid natural gas (LNG) and power generation (fossil, nuclear & LNG). With our own fleet of trucks, we provide reliable, on-time, damage-free delivery of all our products and are well positioned to be the preferred supplier for stainless and nickel alloy piping systems for those industries requiring quality, affordable, on-time pipe fabrication.

RAM-FAB, LLC

Acquired by Synalloy in 2009, Ram-Fab has over 20 years experience servicing the critical demands of the power, petroleum and chemical markets with high quality affordable pipe fabrication. From our location in Crossett, Arkansas, we provide quality carbon steel and chrome alloy pipe fabrication worldwide. The addition of a new 25,000 square feet, four bay, climate-controlled painting facility provides our customers access to any coating systems required today. With stainless and nickel alloy pipe fabrication from Bristol, we now can provide all piping requirements for any project. We are now poised to take advantage of the anticipated increase of industrial construction for years to come.

PIPING SYSTEMS' MISSION STATEMENT

"TO EXCEED EXPECTATIONS OF ANYONE SEEKING QUALITY PIPE FABRICATION, ON TIME, AT AN AFFORDABLE PRICE"

29% PIPE DIVISION'S COMMODITY MARKET SHARE INCREASED 29%







BRISTOL METALS PIPE DIVISION

Established in 1946, Bristol Metals Pipe Division produces the most diverse line of stainless steel, nickel, duplex, titanium and moly grades of welded pipe for consumption throughout the world. Among our end use markets are energy, water and waste water treatment, pulp and paper, chemical and petro chemical, brewery and food processing, marine, mining and hydrant fueling systems. The majority of our sales are generated through the pipe, valve and fittings distribution system. Additional sales are generated through our sister fabrication division, Bristol Piping Systems and Ram-Fab.

Continuous improvements in our manufacturing processes and capital expansion programs remain ongoing initiatives which support our vast production capabilities. We also maintain advanced quality systems including ISO, PED and ASME certifications including nuclear. Our range of quality assurance testing and diverse manufacturing facilities fully supports our product offerings which include long lengths, heavy walls and diameters ranging from ½" to 120" NPS. Bristol Metals has the most comprehensive capabilities in North America to meet ASTM welded pipe requirements across this entire product range.

STRATEGIC PLANS

- Safety and quality infrastructure
- Strategic market penetration
- Customer and vendor alliances
- Global positioning and project sales
- Expansion of product offerings
- Lean manufacturing systems
- Organizational advancement
- Community involvement

MISSION STATEMENT

"To provide long-term financial stability and growth to our shareholders and employees while meeting and exceeding customer expectations. Our goal of continuing profitability stands united with our core values of safety, quality, integrity, employee development, waste elimination and community involvement.

Our commitment to superior quality and customer service supports our vision to continually develop our business in domestic and international markets. We will take pride in our work. We will work as a team and maintain a competitive spirit in all of our endeavors."


Synalloy
CORPORATION
2010 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED JANUARY 1, 2011
OR
__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 0-19687

SYNALLOY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	57-0426694
(State of incorporation)	(I.R.S. Employer Identification No.)

Croft Industrial Park, P.O. Box 5627, Spartanburg, South Carolina 29304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (864) 585-3605

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
Common Stock, $1.00 Par Value	NASDAQ Global Market
(Title of Class)	

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No_

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes __ No _ (Not yet applicable to Registrant)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated Filer __ Accelerated filer __ Non-accelerated filer __ Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

Based on the closing price as of July 3, 2010, which was the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was $48.2 million. Based on the closing price as of February 28, 2011, the aggregate market value of common stock held by non-affiliates of the registrant was $80.2 million. The registrant did not have any non-voting common equity outstanding at either date.
The number of shares outstanding of the registrant's common stock as of February 28, 2011 was 6,301,699.

Documents Incorporated By Reference
Portions of the Proxy Statement for the 2011 annual shareholders' meeting are incorporated by reference into Part III of this Form 10-K.

Synalloy Corporation

Form 10-K

For Period Ended January 1, 2011

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," "outlook" and similar expressions identify forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties, including without limitation those identified below, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. The following factors could cause actual results to differ materially from historical results or those anticipated: adverse economic conditions; the impact of competitive products and pricing; product demand and acceptance risks; raw material and other increased costs; raw materials availability; employee relations; ability to maintain workforce by hiring trained employees; customer delays or difficulties in the production of products; environmental issues; unavailability of debt financing on acceptable terms and exposure to increased market interest rate risk; inability to comply with covenants and ratios required by our debt financing arrangements; ability to weather an economic downturn; loss of consumer or investor confidence and other risks detailed from time-to-time in Synalloy's Securities and Exchange Commission filings. Synalloy Corporation assumes no obligation to update any forward-looking information included in this Annual Report on Form 10-K.

PART I

Item 1 Business

Synalloy Corporation, a Delaware corporation ("the Company"), was incorporated in 1958 as the successor to a chemical manufacturing business founded in 1945. Its charter is perpetual. The name was changed on July 31, 1967 from Blackman Uhler Industries, Inc. On June 3, 1988, the state of incorporation was changed from South Carolina to Delaware. The Company's executive offices are located at 775 Spartan Boulevard, Suite 102, Spartanburg, South Carolina.

The Company's business is divided into two segments, the Metals Segment and the Specialty Chemicals Segment. The Metals Segment operates as Bristol Metals, LLC ("Bristol") and Ram-Fab, LLC ("Ram-Fab"). Bristol manufactures pipe ("Bristol Pipe") and fabricates piping systems ("BPS") from stainless steel and other alloys, and Ram-Fab fabricates piping systems from carbon, chrome, stainless steel and other alloys. The Metals Segment's markets include the chemical, petrochemical, pulp and paper, mining, power generation (including nuclear), water and wastewater treatment, liquid natural gas ("LNG"), brewery, food processing, petroleum, pharmaceutical and other industries. The Specialty Chemicals Segment operates as Manufacturers Chemicals, LLC ("MC"), located in Cleveland, Tennessee and Dalton, Georgia. The Specialty Chemicals Segment produces specialty chemicals and dyes for the carpet, chemical, paper, metals, mining, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture, janitorial and other industries.

General

Metals Segment – This Segment is comprised of two wholly-owned subsidiaries: Synalloy Metals, Inc. which owns 100 percent of Bristol Metals, LLC, located in Bristol, Tennessee; and Ram-Fab, LLC, located in Crossett, Arkansas.

Bristol Pipe manufactures welded pipe, primarily from stainless steel, but also from other corrosion-resistant metals. Pipe is produced in sizes from one-half inch to 120 inches in diameter and wall thickness up to one and one-half inches. Sixteen-inch and smaller pipe is made on equipment that forms and welds the pipe in a continuous process. Pipe larger than 16 inches is formed on presses or rolls and welded on batch welding equipment. Pipe is normally produced in standard 20-foot lengths. However, Bristol Pipe has unusual capabilities in the production of long length pipe without circumferential welds. This can reduce installation cost for the customer. Lengths up to 60 feet can be produced in sizes up to 16 inches in diameter. In larger sizes Bristol Pipe has a unique ability among domestic producers to make 48-foot lengths in sizes up to 36 inches. Over the past five years, Bristol has made substantial capital improvements to both Bristol Pipe and BPS, expanding and improving capabilities to service markets requiring large diameter pipe and specialty alloy pipe such as water and waste water treatment, LNG, and scrubber applications for the power industry. These improvements include expanding its x-ray facilities which allows simultaneous use of real time and film examination; updating material handling equipment; expanding capabilities for forming large pipe on existing batch equipment, giving Bristol Pipe the capability to produce 36-inch diameter pipe in 48-foot lengths with wall thicknesses of up to one inch; adding a shear that has the capacity of shearing stainless steel plate up to one-inch thick; completing plant expansions that allow the manufacture of pipe up to 42 inches in diameter utilizing more readily available raw materials at lower costs, provide additional manufacturing capacity, and provide improved product handling and additional space for planned equipment additions; and installing automated hydro-testing equipment for pipe up to 72 inches in diameter.

A portion of the pipe produced is further processed into piping systems that conform to engineered drawings furnished by the customers. This allows the customer to take advantage of the high quality and efficiency of BPS rather than performing all of the welding at the construction site. BPS's pipe fabrication shop can make one and one-half inch diameter cold bends on one-half inch through eight-inch stainless pipe with thicknesses up through schedule 40S. Most piping systems are produced from pipe manufactured by Bristol Pipe.

Ram-Fab's carbon and chrome alloy pipe fabrication enhances the stainless fabrication business of BPS, giving the Segment the capability to quote on all types of pipe fabrication projects utilizing any combination of these three material types. Ram-Fab, which was purchased by the Company in 2009, was established over 20 years ago in Crossett, Arkansas and provides affordable, quality pipe fabrication in carbon steel and high chrome alloys. From power plants to refineries to chemical plants, Ram-Fab serves a broad range of customers, both domestic and international. As a carbon steel and high chrome pipe fabrication facility Ram-Fab is poised to take advantage of the anticipated increase in the construction of power generation plants utilizing coal or natural gas, as well as nuclear. Refinery upgrades and environmental work will also add to the requirements of quality shop-fabricated carbon steel and high chrome systems. Since Bristol does not manufacture carbon or chrome alloy pipe, these materials are purchased from outside suppliers. During 2010, Ram-Fab completed a capital project to add a temperature and humidity controlled paint facility. Since the majority of its carbon steel fabrication systems requires painting, this will increase their production throughput while improving quality.

In order to establish stronger business relationships, only a few raw material suppliers are used. Five suppliers furnish about 84 percent of total dollar purchases of raw materials, with one supplier totaling about 49 percent. However, the Company does not believe that the loss of any of these suppliers would have a materially adverse effect on the Company as raw materials are readily available from a number of different sources, and the Company anticipates no difficulties in fulfilling its requirements.

This Segment's stainless steel products are used principally by customers requiring materials that are corrosion-resistant or suitable for high-purity processes. The largest users are the chemical, petrochemical, pulp and paper, waste water treatment and LNG industries, with some other important industry users being mining, power generation (including nuclear), water treatment, brewery, food processing, petroleum, pharmaceutical and alternative fuels. The Segment's carbon and chrome alloy products are used primarily in the power generation and chemical industries.

Specialty Chemicals Segment – This Segment consists of the Company's wholly-owned subsidiary Manufacturers Soap and Chemical Company (MS&C). MS&C owns 100 percent of MC which is located in Cleveland, Tennessee and Dalton, Georgia and is fully licensed for chemical manufacture. The Segment produces specialty chemicals and dyes for the carpet, chemical, paper, metals, mining, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture, janitorial and other industries.

MC, which was purchased by the Company in 1996, produces over 500 specialty formulations and intermediates for use in a wide variety of applications and industries. MC's primary product lines focus on the areas of defoamers, surfactants and lubricating agents. Over 20 years ago, MC began diversifying its marketing efforts and expanding beyond traditional textile chemical markets. These three fundamental product lines find their way into a large number of manufacturing businesses. Over the years, the customer list has grown to include end users and chemical companies that supply paper, metal working, surface coatings, water treatment, mining and janitorial applications. MC's capabilities also include the sulfation of fats and oils. These products are used in a wide variety of applications and represent a renewable resource, animal and vegetable derivatives, as alternatives to more expensive and non-renewable petroleum derivatives. In its Dalton, Georgia facility, MC serves the carpet and rug markets and also focuses on processing aids for wire drawing. MC Dalton blends and sells specialty dyestuffs and resells heavy chemicals and specialty chemicals manufactured in MC's Cleveland plant to its markets out of its leased warehousing facility. The Dalton site also contains a shade matching laboratory and sales offices for the group. Both MC sites have extensive chemical storage and blending capabilities.

MC's strategy has been to focus on industries and markets that have good prospects for sustainability in the U.S. in light of global trends. MC's marketing strategy relies on sales to end users through its own sales force, but it also sells chemical intermediates to other chemical companies and distributors. It also has close working relationships with a significant number of major chemical companies that outsource their production for regional manufacture and distribution to companies like MC. MC has been ISO registered since 1995.

The Specialty Chemicals Segment maintains five laboratories for applied research and quality control which are staffed by ten employees.

Most raw materials used by the Segment are generally available from numerous independent suppliers and about 30 percent of total purchases are from its top five suppliers. While some raw material needs are met by a sole supplier or only a few suppliers, the Company anticipates no difficulties in fulfilling its raw material requirements.

Please see Note M to the Consolidated Financial Statements, which are included in Item 8 of this Form 10-K, for financial information about the Company's Segments.

Sales and Distribution

Metals Segment – The Metals Segment utilizes separate sales organizations for its different product groups. Stainless steel pipe is sold nationwide under the Brismet trade name through authorized stocking distributors at warehouse locations throughout the country. In addition, large quantity orders are shipped directly from Bristol's plant to end-user customers. Producing sales and providing service to the distributors and end-user customers are the President, two outside sales employees, seven independent manufacturers' representatives and nine inside sales employees. The Metals Segment has one domestic customer that accounted for approximately eleven percent of the Metals Segment's revenues in 2010 and 2008, respectively, and was less than ten percent for 2009. The Segment also has one other domestic customer that accounted for less than ten percent of the Segment's revenues in 2010 but was approximately ten and twelve percent in 2009 and 2008, respectively. Loss of either of these customers' revenues would have a material adverse effect on both the Metals Segment and the Company.

Piping systems are sold nationwide under both the Bristol Piping Systems and Ram-Fab trade names by four outside sales employees. They are under the direction of the President of the Piping Systems division who spends a substantial amount of his time in sales and service to customers. Piping systems are marketed to engineering firms and construction companies or directly to project owners. Orders are normally received as a result of competitive bids submitted in response to inquiries and bid proposals.

Specialty Chemicals Segment – Specialty chemicals are sold directly to various industries nationwide by five full-time outside sales employees and five manufacturers' representatives. In addition, the President and other members of the management team of MC devote a substantial part of their time to sales. The Specialty Chemicals Segment has one domestic customer that accounted for approximately 24 percent of the Segment's revenues in 2010 and 2009 and 20 percent of revenues in 2008. Loss of this customer's revenues would have a material adverse effect on both the Specialty Chemicals Segment and the Company.

Competition

Metals Segment – Welded stainless steel pipe is the largest sales volume product of the Metals Segment. Although information is not publicly available regarding the sales of most other producers of this product, management believes that the Company is one of the largest domestic producers of such pipe. This commodity product is highly competitive with seven known domestic producers and imports from many different countries. The largest sales volume among the non-commodity specialized products comes from fabricating stainless, nickel alloys, chrome alloys and carbon piping systems. Management believes the Company is one of the largest producers of such systems. There is also significant competition in the piping systems' markets with 13 known domestic suppliers with similar capabilities as BPS and Ram-Fab, along with many other smaller suppliers.

Specialty Chemicals Segment – The Company is the sole producer of certain specialty chemicals manufactured for other companies under processing agreements and also produces proprietary specialty chemicals. The Company's sales of specialty products are insignificant compared to the overall market for specialty chemicals. The market for most of the products is highly competitive and many competitors have substantially greater resources than does the Company. The market for dyes is highly competitive and the Company has less than ten percent of the market for its products.

Environmental Matters

Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable and the costs of these assessments and/or cleanups can be reasonably estimated. Changes to laws and environmental issues, including climate change, are made or proposed with some frequency and some of the proposals, if adopted, might directly or indirectly result in a material reduction in the operating results of one or more of our operating units. We are presently unable to foresee the future well enough to quantify such risks. See Note E to Consolidated Financial Statements, which are included in Item 8 of this Form 10-K, for further discussion.

Research and Development Activities

The Company spent approximately $392,000 in 2010, $289,000 in 2009 and $348,000 in 2008 on research and development activities that were expensed in its Specialty Chemicals Segment. Four individuals, all of whom are graduate chemists, are engaged primarily in research and development of new products and processes, the improvement of existing products and processes, and the development of new applications for existing products.

Seasonal Nature of the Business

The Company's businesses and products are not normally subject to any seasonal impact causing significant variations from one quarter to another.

Backlogs

The Specialty Chemicals Segment operates primarily on the basis of delivering products soon after orders are received. Accordingly, backlogs are not a factor in this business. The same applies to commodity pipe sales in the Metals Segment. However, backlogs are important in the Metals Segment's piping systems products because they are produced only after orders are received, generally as the result of competitive bidding. Order backlogs for these products were $25,300,000 at the end of 2010. Approximately 80 percent of the backlog should be completed in 2011. The backlog totaled $44,300,000 and $45,500,000 at the 2009 and 2008 respective year ends.

Employee Relations

As of January 1, 2011, the Company had 441 employees. The Company considers relations with employees to be satisfactory. The number of employees of the Company represented by unions, all located at the Bristol, Tennessee facility, is 231, or 52 percent of the Company's employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. Collective bargaining contracts will expire in January 2015, February 2014 and March 2015.

Financial Information about Geographic Areas

Information about revenues derived from domestic and foreign customers is set forth in Note M to the Consolidated Financial Statements.

Available information

The Company electronically files with the Securities and Exchange Commission (SEC) its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its periodic reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "1934 Act"), and proxy materials pursuant to Section 14 of the 1934 Act. The SEC maintains a site on the Internet, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company also makes its filings available, free of charge, through its Web site, www.synalloy.com, as soon as reasonably practical after the electronic filing of such material with the SEC.

Item 1A Risk Factors

There are inherent risks and uncertainties associated with our business that could adversely affect our operating performance and financial condition. Set forth below are descriptions of those risks and uncertainties that we believe to be material, but the risks and uncertainties described are not the only risks and uncertainties that could affect our business. Reference should be made to "Forward-looking Statements" above, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below.

The cyclical nature of the industries in which our customers operate causes demand for our products to be cyclical, creating uncertainty regarding future profitability. Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors causing fluctuation in our customers' positions are changes in market demand, capital spending, lower overall pricing due to domestic and international overcapacity, lower priced imports, currency fluctuations, and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation.

Product pricing and raw material costs are subject to volatility, both of which may have an adverse effect on our revenues. From time-to-time, intense competition and excess manufacturing capacity in the commodity stainless steel industry have resulted in reduced prices, excluding raw material surcharges, for many of our stainless steel products sold by the Metals Segment. These factors have had and may have an adverse impact on our revenues, operating results and financial condition. Although inflationary trends in recent years have been moderate, during the same period stainless steel raw material costs, including surcharges on stainless steel, have been volatile. While we are able to mitigate some of the adverse impact of rising raw material costs, such as passing through surcharges to customers, rapid increases in raw material costs may adversely affect our results of operations. Surcharges on stainless steel are also subject to rapid declines which can result in similar declines in selling prices causing a possible marketability problem on the related inventory as well as negatively impacting revenues and profitability. While there has been ample availability of raw materials, there continues to be a significant consolidation of stainless steel suppliers throughout the world which could have an impact on the cost and availability of stainless steel in the future. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs, including surcharges on stainless steel, availability of raw materials, competitive factors, operating costs and other factors, most of which are beyond our control. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

The Specialty Chemicals Segment uses significant quantities of a variety of specialty and commodity chemicals in its manufacturing processes which are subject to price and availability fluctuations. Any significant variations in the cost and availability of our specialty and commodity materials may negatively affect our business, financial condition or results of operations. The raw materials we use are generally available from numerous independent suppliers. However, some of our raw material needs are met by a sole supplier or only a few suppliers. If any supplier that we rely on for raw materials ceases or limits production, we may incur significant additional costs, including capital costs, in order to find alternate, reliable raw material suppliers. We may also experience significant production delays while locating new supply sources. Purchase prices and availability of these critical raw materials are subject to volatility. Some of the raw materials used by this Segment are derived from petrochemical-based feedstock, such as crude oil and natural gas, which have been subject to historical periods of rapid and significant movements in price. These fluctuations in price could be aggravated by factors beyond our control such as political instability, and supply and demand factors, including OPEC production quotas and increased global demand for petroleum-based products. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. We selectively pass changes in the prices of raw materials to our customers from time-to-time. However, we cannot always do so, and any limitation on our ability to pass through any price increases could affect our financial performance.

We rely upon third parties for our supply of energy resources consumed in the manufacture of our products in both of our Segments. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs that cannot be passed on to customers, or changes in costs relative to energy costs paid by competitors, has adversely affected, and may continue to adversely affect, our profitability.

We encounter significant competition in all areas of our businesses and may be unable to compete effectively, which could result in reduced profitability and loss of market share. We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition from both domestic and foreign sources in price, delivery, service, performance, product innovation and product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials or a change in the economy as a whole. Our competitors can be expected to continue to develop and introduce new and enhanced products and more efficient production capabilities, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers also may cause a loss of market share as well as put downward pressure on pricing. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. If we cannot compete successfully, our business, financial condition and consolidated results of operations could be adversely affected.

The applicability of numerous environmental laws to our manufacturing facilities could cause us to incur material costs and liabilities. We are subject to federal, state, and local environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water, climate changes and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Our operations entail the risk of violations of those laws and regulations, and we cannot assure you that we have been or will be at all times in compliance with all of these requirements. In addition, these requirements and their enforcement may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Non-compliance could subject us to material liabilities, such as government fines, third-party lawsuits or the suspension of non-compliant operations. We also may be required to make significant site or operational modifications at substantial cost. Future developments also could restrict or eliminate the use of or require us to make modifications to our products, which could have a significant negative impact on our results of operations and cash flows. At any given time, we are involved in claims, litigation, administrative proceedings and investigations of various types involving potential environmental liabilities, including cleanup costs associated with hazardous waste disposal sites at our facilities. We cannot assure you that the resolution of these environmental matters will not have a material adverse effect on our results of operations or cash flows. The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. We could incur significant costs, including cleanup costs, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws. For additional information related to environmental matters, see Note E to the Consolidated Financial Statements.

We are dependent upon the continued safe operation of our production facilities which are subject to a number of hazards. In our Specialty Chemicals Segment, these production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime and environmental hazards which could result in liability for workplace injuries and fatalities. In addition, some of our production capabilities are highly specialized, which limits our ability to shift production to another facility in the event of an incident at a particular facility. If a production facility, or a critical portion of a production facility, were temporarily shut down, we likely would incur higher costs for alternate sources of supply for our products. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

Certain of our employees in the Metals Segment are covered by collective bargaining agreements, and the failure to renew these agreements could result in labor disruptions and increased labor costs. We have 231 employees represented by unions at the Bristol, Tennessee facility, which is 52 percent of our total employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. Collective bargaining contracts will expire in January 2015, February 2014 and March 2015. Although we believe that our present labor relations are satisfactory, our failure to renew these agreements on reasonable terms as the current agreements expire could result in labor disruptions and increased labor costs, which could adversely affect our financial performance.

The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from obtaining adequate working capital, making acquisitions or capital improvements, or cause us to lose access to our facilities. Our existing credit facilities contain restrictive covenants that limit our ability to, among other things, borrow money or guarantee the debts of others, use assets as security in other transactions, make investments or other restricted payments or distributions, change our business or enter into new lines of business, and sell or acquire assets or merge with or into other companies. In addition, our credit facilities require us to meet financial ratios which could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of any then outstanding related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lender in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain any necessary waivers and the debt under our credit facilities is accelerated, our financial condition would be adversely affected.

We may not have access to capital in the future. We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we may have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, equity financing may not be available on satisfactory terms or at all.

Our existing property and liability insurance coverages contain exclusions and limitations on coverage. We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and higher premiums, primarily from our Specialty Chemicals operations. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

We may not be able to make changes necessary to continue to be a market leader and an effective competitor. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. When we invest in new technologies, processes, or production capabilities, we face risks related to construction delays, cost over-runs and unanticipated technical difficulties. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Our strategy of using acquisitions and dispositions to position our businesses may not always be successful. We have historically utilized acquisitions and dispositions in an effort to strategically position our businesses and improve our ability to compete. We plan to continue to do this by seeking specialty niches, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of our existing business units. We consider acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. From time-to-time, management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising our Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction.

Our internal controls over financial reporting could fail to prevent or detect misstatements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 1B Unresolved Staff Comments

None.

Item 2 Properties

The Company operates the major plants and facilities listed below, all of which are in adequate condition for their current usage. All facilities throughout the Company are believed to be adequately insured. The buildings are of various types of construction including brick, steel, concrete, concrete block and sheet metal. All have adequate transportation facilities for both raw materials and finished products. The Company owns all of these plants and facilities, except the dye blending and warehouse facilities located in Dalton, GA, and the corporate offices located in Spartanburg, SC.

Location	Principal Operations	Building Square Feet	Land Acres
Cleveland, TN	Chemical manufacturing and warehousing facilities	118,000	8.6
Bristol, TN	Manufacturing of stainless steel pipe and stainless steel piping systems	275,000	73.1
Crossett, AR	Manufacturing carbon and chrome alloy piping systems	133,000	19.8
Dalton, GA	Dye blending and warehouse facilities [(1)]	32,000	2.0
Spartanburg, SC	Corporate headquarters [(1)]	6,000	-
Augusta, GA	Chemical manufacturing [(2)]	-	46.0

[(1)] Leased facility.
[(2)] Plant was closed in 2001 and all structures and manufacturing equipment have been removed.

Item 3 Legal Proceedings

For a discussion of legal proceedings, see Notes E and K to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

PART II

Item 5 Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company had 705 common shareholders of record at February 28, 2011. The Company's common stock trades on the NASDAQ Global Market under the trading symbol SYNL. The Company's credit agreement only restricts the payment of dividends through a minimum tangible net worth covenant. The Company paid a $0.25 cash dividend on December 8, 2010, a $0.25 cash dividend on March 22, 2010, a $0.10 cash dividend on March 10, 2009, and a $0.25 cash dividend on March 7, 2008. The prices shown below are the high and low sales prices for the common stock for each full quarterly period in the last two fiscal years as quoted on the NASDAQ Global Market.

	2010		2009	
Quarter	High	Low	High	Low
1st	$ 9.22	$ 7.47	$ 6.83	$ 3.85
2nd	11.04	7.97	8.68	5.25
3rd	10.15	8.25	10.49	7.88
4th	12.25	8.40	9.98	7.75

Unregistered Sales of Equity Securities

Pursuant to the compensation arrangement with directors discussed under Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Form 10-K, on April 24, 2010, the Company issued to each of its non-employee directors 1,531 shares of its common stock (an aggregate of 7,655 shares). Such shares were issued to the directors in lieu of $15,000 of their annual cash retainer fees. During 2010, a non-employee director resigned from the Board of Directors resulting in the forfeiture of 765 shares. Issuance of these shares was not registered under the Securities Act of 1933 based on the exemption provided by Section 4(2) thereof because no public offering was involved. During 2010, the Company also issued 7,059 shares of common stock to management and key employees that vested pursuant to the 2005 Stock Awards Plan. Issuance of these shares was not registered under the Securities Act of 1933 based on the exemption provided by Section 4(2) thereof because no public offering was involved. Also during 2010, the Registrant issued shares of common stock to the following classes of persons upon the exercise of options issued pursuant to the Registrant's 1998 Stock Option Plan. Issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the issuance did not involve a public offering.

Date Issued	Class of Purchasers	Number of Shares Issued	Aggregate Exercise Price
2/27/2010	Officers and Employees	3,600	$16,740
5/6/2010	Non-Employee Directors	1,500	$10,125
9/23/2010	Officers and Employees	4,800	$22,320
		9,900	$49,185

Neither the Company, nor any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) on behalf of the Company repurchased any of the Company's securities during the fourth quarter of 2010.

Item 6 Selected Financial Data

(Dollar amounts in thousands except for per share data)

Selected Financial Data and Other Financial Information

	2010	2009	2008	2007	2006
Operations					
Net sales	$ 151,121	$ 103,640	$ 167,269	$ 155,704	$ 131,404
Gross profit	15,916	9,489	18,552	25,564	20,163
Selling, general & administrative expense	9,724	8,787	9,729	10,079	8,835
Operating income	6,192	702	8,823	15,485	11,328
Net income continuing operations	4,034	219	5,631	9,481	6,699
Net (loss) income discontinued operations	-	(4)	352	644	909
Net income	4,034	215	5,983	10,125	7,608
Financial Position					
Total assets	81,375	78,252	94,666	96,621	89,810
Working capital	43,232	44,123	49,433	45,446	43,237
Long-term debt, less current portion	219	-	9,959	10,246	17,731
Shareholders' equity	63,875	62,721	62,867	58,140	47,127
Financial Ratios					
Current ratio	4.0	4.5	3.7	2.7	2.9
Gross profit to net sales	11%	9%	11%	16%	15%
Long-term debt to capital	0%	0%	14%	15%	27%
Return on average assets	5%	0%	6%	10%	8%
Return on average equity	6%	0%	9%	18%	16%
Per Share Data (income/(loss) – diluted)					
Net income continuing operations	$ 0.64	$ 0.03	$ 0.90	$ 1.51	$ 1.07
Net income (loss) discontinued operations	-	(0.00)	0.05	0.10	0.15
Net income	0.64	0.03	0.95	1.61	1.22
Dividends declared and paid	0.50	0.10	0.25	0.15	-
Book value	10.16	10.01	10.06	9.32	7.68
Other Data					
Depreciation and amortization	$ 2,642	$ 2,402	$ 2,082	$ 1,997	$ 2,095
Capital expenditures	$ 5,095	$ 1,892	$ 3,059	$ 3,340	$ 2,343
Employees at year end	441	466	459	482	437
Shareholders of record at year end	704	790	826	834	897
Average shares outstanding - diluted	6,309	6,269	6,281	6,296	6,234
Stock Price					
Price range of common stock					
High	$ 12.25	$ 10.49	$ 17.96	$ 47.45	$ 18.90
Low	7.47	3.85	3.52	14.79	10.38
Close	12.12	9.42	5.00	17.67	18.54

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

The Company maintains allowances for doubtful accounts, $435,000 as of January 1, 2011, for estimated losses resulting from the inability of its customers to make required payments and for disputed claims and quality issues. If the financial condition of any of the customers of the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and current market conditions. As of January 1, 2011, the Company has $3,299,000 accrued for inventory obsolescence and market reserves. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

As noted in Note E to the Consolidated Financial Statements included in Item 8 of this Form 10-K, the Company has accrued $936,000 as of January 1, 2011, in environmental remediation costs which, in management's best estimate, are expected to satisfy anticipated costs of known remediation requirements as outlined in Note E. Expenditures related to costs currently accrued are not discounted to their present values and are expected to be made over the next three to four years. However, as a result of the evolving nature of the environmental regulations, the difficulty in estimating the extent and necessary remediation of environmental contamination, and the availability and application of technology, the estimated costs for future environmental compliance and remediation are subject to uncertainties and it is not possible to predict the amount or timing of future costs of environmental matters which may subsequently be determined. Changes in information known to management or in applicable regulations may require the Company to record additional remediation reserves.

The Company continually reviews the recoverability of the carrying value of long-lived assets. Long-lived assets are reviewed for impairment when events or changes in circumstances, (also referred to as “triggering events”), indicate that the carrying value of a long-lived asset or group of assets (the “Assets”) may no longer be recoverable. Triggering events include: a significant decline in the market price of the Assets; a significant adverse change in the operating use or physical condition of the Assets; a significant adverse change in legal factors or in the business climate impacting the Assets' value, including regulatory issues such as environmental actions; the generation by the Assets of historical cash flow losses combined with projected future cash flow losses; or, the expectation that the Assets will be sold or disposed of significantly before the end of the useful life of the Assets. The Company concluded that there were no indications of impairment requiring further testing during the year ended January 1, 2011.

If the Company concluded that, based on its review of current facts and circumstances, there were indications of impairment, then testing of the applicable Assets would be performed. The recoverability of the Assets to be held and used is tested by comparing the carrying amount of the Assets at the date of the test to the sum of the estimated future undiscounted cash flows expected to be generated by those Assets over the remaining useful life of the Assets. In estimating the future undiscounted cash flows, the Company uses projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the Assets. This approach requires significant judgments including the Company's projected net cash flows, which are derived using the most recent available estimate for the reporting unit containing the Assets tested. Several key assumptions would include periods of operation, projections of product pricing, production levels, product costs, market supply and demand, and inflation. If it is determined that the carrying amount of the Assets are not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the Assets over their fair value. Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets to be disposed of other than by sale are classified as held and used until the Assets are disposed or use has ceased.

The Company has goodwill of $1,355,000 recorded as part of its acquisition, in 1996, of Manufacturers Soap and Chemical Company, operating within the Chemicals Segment, and $1,000,000 recorded as part of its acquisition in 2009, of Ram-Fab, Inc., operating within the Metals Segment. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is to be tested for impairment at least on an annual basis. The initial step of the goodwill impairment test involves a comparison of the fair value of the reporting unit in which the goodwill is recorded, with its carrying amount. If the reporting unit's fair value exceeds its carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the reporting unit's carrying value exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill is recorded. Implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts allocated to assets and liabilities is the implied fair value of goodwill. In making our determination of fair value of the reporting unit, we rely on the discounted cash flow method. This method uses projections of cash flows from the reporting unit. This approach requires significant judgments including the Company's projected net cash flows, the weighted average cost of capital ("WACC") used to discount the cash flows and terminal value assumptions. We derive these assumptions used in our testing from several sources. Many of these assumptions are derived from our internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. We believe that our internal forecasts are consistent with those that would be used by a potential buyer in valuing our reporting units. The WACC rate is based on an average of the capital structure, cost of capital and inherent business risk profiles of the Company. The assumptions used in our valuation are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself a significant assumption. Because of the interrelationships among the assumptions, we do not believe it would be meaningful to provide a sensitivity analysis on any of the individual assumptions. However, one key assumption in our valuation model is the WACC. If the WACC, which is used to discount the projected cash flows, were higher, the measure of the fair value of the net assets of the reporting unit would decrease. Conversely, if the WACC were lower, the measure of the fair value of the net assets of the reporting unit would increase. Changes in any of the Company's other estimates could also have a material effect on the estimated future undiscounted cash flows expected to be generated by the reporting unit's assets. Based on the Company's goodwill impairment test in the fourth quarter of 2010, each reporting unit's fair value exceeded its carrying value, therefore no further testing was required and no impairment loss was recognized.

The Company believes that if impairment charges should occur with respect to its existing assets, the charges would not be material to the consolidated financial statements. However, if business conditions at any of the plant sites were to deteriorate to an extent where cash flows and other impairment measurements indicated values for the related long-lived assets, including goodwill, were less than the carrying values of those assets, significant impairment charges could be necessary.

Liquidity and Capital Resources

Cash flows used in operating activities during 2010 totaled $6,048,000 compared to cash flows provided by continuing operations during 2009 of $19,903,000, or a decline in cash flows of $25,951,000 from 2009 to 2010. Cash flows provided by discontinued operations for 2009 was $286,000. Cash flows in 2010 were generated from net income totaling $6,676,000 before depreciation and amortization expense of $2,642,000. Cash flows were adversely affected in 2010 by a $8,849,000 increase in the Company's inventories as inventories increased, net of reserves, from $25,504,000 at the end of 2009 to $34,353,000 at the end of 2010. Substantially all of the increase occurred in the Metals Segment to support higher 2011 sales projections. Accounts receivable increased by $5,932,000 in 2010, net of reserves, reflecting a 46 percent increase in sales in the fourth quarter of 2010 over the fourth quarter of 2009. In addition, accounts payable increased $4,092,000 in 2010, resulting primarily from the timing of the receipt of and payment for stainless steel raw materials by the Metals Segment at year end. Also negatively impacting cash flows in 2010 was a decline in accrued expenses at the end of 2010 compared to the end of 2009 of $2,514,000, as advances from customers (prepayments from customers used to purchase raw materials required for piping systems projects) declined $1,679,000 and a customer product claim was paid during 2010 for $1,900,000. These amounts were partially offset by higher accruals for profit based incentives of $552,000 reflecting higher profits earned in 2010 compared to 2009.

Cash flows provided by operations during 2009 totaled $20,189,000 of which $19,903,000 came from continuing operations. This compares to cash flows provided by operations during 2008 of $5,940,000 and $6,444,000 from continuing operations, or increases in cash flows of $14,262,000 and $13,412,000 from 2008 to 2009, respectively. Cash flows from continuing operations in 2009 were generated from net income totaling $2,621,000 before depreciation and amortization expense of $2,402,000. Cash flows were also positively impacted in 2009 by a $17,392,000 decrease in the Company's inventories, as inventories declined, net of reserves, from $38,958,000 at the end of 2008 to $25,504,000 at the end of 2009. Almost all of the decrease occurred in the Metals Segment, primarily as a result of the significant declines in stainless steel pipe unit selling prices and volumes sold coupled with declines in cost from stainless steel surcharges, discussed further in the Metals Segment Comparison of 2009 to 2008 below. Cash flows were also positively impacted from a decrease in accounts receivable of $4,313,000 in 2009 compared to 2008, reflecting a 30 percent decline in sales in the fourth quarter of 2009, offset by a decrease in accounts payable of $2,053,000 in 2009 compared to 2008, resulting primarily from the decline in the costs of raw materials discussed above combined with the timing of the receipt of and payment for stainless steel raw materials by the Metals Segment at year end. Cash flows were negatively impacted in 2009 by a decline of $749,000 in accrued expenses at the end of 2009 compared to the end of 2008, as advances from customers (prepayments from customers used to purchase raw materials required for piping systems projects) declined $1,223,000, and accruals for profit based incentives declined $554,000 reflecting the reduction in profits earned in 2009 compared to 2008, offset by a $1,100,000 increase in a claims reserve in the Metals Segment as discussed further in the Metals Segment Comparison of 2009 to 2008 below.

In 2010, the Company's current assets increased $605,000 and current liabilities increased $1,496,000, from the year ended 2009 amounts, which caused working capital for 2010 to decrease by $891,000 to $43,232,000 from the 2009 total of $44,123,000. The current ratio for the year ended January 1, 2011, decreased to 4.0:1 from the 2009 year-end ratio of 4.5:1.

The Company also used cash during 2010 to fund capital expenditures of $5,095,000, which included $2,037,000 for the purchase in June 2010 of the land and buildings of Ram-Fab to complete the acquisition. Also, during 2010, the Company paid a $0.25 dividend on March 22, 2010 and another $0.25 dividend on December 8, 2010. Total cash outlay for the dividends amounted to $3,166,000. The Company expects that along with the existing amount of cash on hand, cash flows from 2011 operations and available borrowings will be sufficient to make debt payments (if any), fund estimated 2011 capital expenditures of $4,300,000 and have sufficient resources to expand into other business opportunities.

On June 30, 2010, the Company entered into a Credit Agreement with a regional bank to provide a $20,000,000 line of credit that expires on June 30, 2013. The Company's previous debt facility, with a different lender, was going to expire at the end of 2010. Interest on the new Credit Agreement is calculated using the One Month LIBOR Rate, plus a pre-defined spread, which is determined by the Company's Total Funded Debt to EBITDA ratio. Borrowings under the line of credit are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories and cash surrender value of the Company's life insurance. Additionally, the credit facility requires an agreement not to pledge the fixed assets of the Company. Covenants under the new agreement include maintaining a certain Funded Debt to EBITDA ratio, a minimum tangible net worth, and total liabilities to tangible net worth ratio. The Company will also be limited to a maximum amount of capital expenditures per year, which is in line with the Company's currently projected needs. Management does not believe that these covenants and restrictions will have an adverse effect on its operations.

Results of Operations

Comparison of 2010 to 2009

For 2010, the Company generated net earnings from continuing operations of $4,034,000, or $0.64 per share, on sales of $151,121,000, compared to net earnings from continuing operations of $219,000, or $0.03 per share, on sales of $103,640,000 in the prior year. The Company generated net earnings from continuing operations of $1,462,000, or $0.23 per share, on sales of $37,639,000 in the fourth quarter of 2010, compared to a net loss from continuing operations of $143,000, or $0.02 loss per share, on sales of $25,843,000 in the fourth quarter of 2009. The Company did not have discontinued operations for 2010 but generated a net loss from discontinued operations of $4,000, or $0.00 loss per share, and a net loss of $144,000, or $0.03 loss per share, for the fiscal year and fourth quarter of 2009, respectively. As a result, the Company earned $4,034,000, or $0.64 per share, and $1,462,000, or $0.23 per share, for the fiscal year and fourth quarter of 2010, respectively, compared to net earnings of $215,000, or $0.03 per share, and a net loss of $287,000, or $0.05 loss per share, for the same periods in 2009.

Consolidated gross profits from continuing operations increased 68 percent to $15,916,000 in 2010, compared to $9,489,000 in 2009, and as a percent of sales increased to eleven percent of sales in 2010 compared to nine percent of sales in 2009. Most of the improvement in dollars and in percentage of sales was attributable to the Metals Segment as discussed in the Metals Segment Comparison of 2010 to 2009 below. Consolidated selling, general and administrative expense for 2010 increased by $937,000, compared to 2009, and was six percent and nine percent of sales for 2010 and 2009, respectively. The dollar increase resulted primarily from including a full year of selling and administrative costs for Ram-Fab in 2010 compared to four months in 2009. Also, management incentive bonuses, which are based on profits, increased in 2010 compared to 2009.

Comparison of 2009 to 2008

For the fiscal year ending January 2, 2010, the Company generated net earnings from continuing operations of $219,000, or $0.03 per share, on sales of $103,640,000, compared to net earnings from continuing operations of $5,631,000, or $0.90 per share, on sales of $167,269,000 in the prior year. The Company generated a loss from continuing operations of $143,000, or $0.02 per share, on sales of $25,843,000 in the fourth quarter of 2009, compared to a net loss from continuing operations of $644,000, or $0.10 per share, on sales of $36,657,000 in the fourth quarter of 2008. The Company recorded net losses from discontinued operations of $4,000, or $0.00 loss per share, and $144,000, or $0.03 loss per share, for the fiscal year and fourth quarter of 2009, respectively, compared to net earnings from discontinued operations of $352,000, or $0.05 per share, and $131,000, or $0.02 per share, for the same periods a year earlier. As a result, the Company earned $215,000, or $0.03 per share, and lost $287,000, or $0.05 per share, for the fiscal year and fourth quarter of 2009, respectively, compared to net earnings of $5,983,000, or $0.95 per share, and a net loss $513,000, or $0.08 per share, for the same periods in 2008.

Consolidated gross profits from continuing operations declined 49 percent to $9,489,000 in 2009, compared to $18,552,000 in 2008, and as a percent of sales decreased to nine percent of sales in 2009 compared to eleven percent of sales in 2008. The decreases in dollars and in percentage of sales were attributable to the Metals Segment as discussed in the Metals Segment Comparison of 2009 to 2008 below. Consolidated selling, general and administrative expense from continuing operations for 2009 decreased by $942,000, compared to 2008, but increased to nine percent as a percent of sales from six percent. The dollar decrease in 2009 when compared to 2008 resulted primarily from a $554,000 decrease in management incentives, which are based on profits, coupled with a $347,000 decline in environmental expenses, which were favorably impacted by the divestiture of part the chemical businesses.

Metals Segment–The following table summarizes operating results and backlogs for the three years indicated. Reference should be made to Note M to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

	2010		2009		2008	
(Amounts in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$ 108,544	100.0%	$70,891	100.0%	$131,877	100.0%
Cost of goods sold	99,367	91.5%	66,713	94.1%	117,856	84.9%
Gross profit	9,177	8.5%	4,178	5.9%	14,021	10.6%
Selling, general and administrative expense	5,403	5.0%	4,190	5.9%	4,695	3.6%
Operating income (loss)	$ 3,774	3.5%	$ (12)	0.0%	$ 9,326	7.0%
Year-end backlogs - Piping systems	$ 25,300		$ 44,300		$ 45,500	

Comparison of 2010 to 2009 – Metals Segment

The Metals Segment sales increased 53 percent for the year ended 2010 compared to 2009 from a 50 percent increase in unit volumes combined with a two percent increase in average selling prices. Gross profit for 2010 increased 120 percent to $9,177,000, or nine percent of sales, from 2009 year end's total of $4,178,000, or six percent of sales. Operating income for 2010 was $3,774,000 compared to an operating loss of $12,000 for 2009. Sales for the fourth quarter of 2010 increased 60 percent to $27,573,000 from sales of $17,272,000 in the fourth quarter of 2009, resulting from a 18 percent increase in unit volumes and a 35 percent increase in average selling prices. The Segment had a gross profit of $2,936,000, or eleven percent of sales, for the fourth quarter of 2010 compared to a gross profit of $161,000, or one percent of sales, for the fourth quarter of 2009. The Segment generated operating income of $1,441,000 in the fourth quarter of 2010 compared to an operating loss of $985,000 for the fourth quarter of 2009.

The large unit volume improvement for 2010 compared to 2009 was essentially the result of increased commodity pipe sales resulting from an aggressive effort to gain market share combined with a modest increase in non-commodity products. Although sales prices per pound increased about 16 percent for both commodity and non-commodity products, the change in product mix to a much higher percentage of commodity pipe resulted in the modest overall selling price increase. Operating income for 2010 also reflects a $500,000 charge during the first quarter for a product claim made by a Metals Segment customer and $1,100,000 was expensed for this claim in 2009, $343,000 of which was recorded in the fourth quarter of 2009. Fourth quarter 2010 unit volumes increased as a result of the aforementioned aggressive marketing effort partially offset by lower non-commodity unit sales. Fourth quarter's selling prices, when compared to 2009's fourth quarter, reflects primarily much higher prices for non-commodity products resulting from selling more expensive special alloys. Higher stainless steel prices and a change in product mix to a higher percent of lower-priced commodity pipe also impacted the average selling price. The improvement in fourth quarter operating income came primarily from our fabricated piping systems operations. Piping systems' backlog was $25,300,000 at the end of the fourth quarter of 2010 compared to $44,300,000 at the end of the fourth quarter of 2009.

Selling, general and administrative expense increased $1,214,000, or 29 percent in 2010 when compared to 2009, and was five percent of sales compared to six percent of sales for 2010 and 2009, respectively. The dollar increase was attributable to including a full year of Ram-Fab's selling, general and administrative expense during 2010 compared to only four months for 2009 since Ram-Fab was acquired by the Company on August 31, 2009. Also, higher incentive based bonuses were earned for 2010 based upon the higher profits for the current year.

Comparison of 2009 to 2008 – Metals Segment

The Metals Segment sales decreased 46 percent for the year from a 37 percent decline in average selling prices, coupled with a 12 percent decline in unit volumes. Sales for the fourth quarter decreased 39 percent compared to 2008 from a 29 percent decline in average selling prices, coupled with a twelve percent decline in unit volumes. The Segment experienced operating losses of $12,000 and $985,000 for the year and fourth quarter of 2009 compared to a profit of $9,326,000 for the year and a fourth quarter loss of $1,196,000 in the same periods in 2008, respectively. Sales of commodity pipe were down 47 percent and 48 percent for the year and in the fourth quarter, as average selling prices declined 38 percent and 22 percent and unit volumes decreased 15 percent and 33 percent for the year and in the quarter, respectively, compared to the same periods of 2008. Non-commodity pipe and piping systems also experienced declines in sales for the year and fourth quarter, down 44 percent and 31 percent respectively. The decrease in sales for the year resulted from a 38 percent decline in average selling prices and a nine percent decrease in unit volumes. The decrease for the quarter resulted from a 47 percent decline in average selling prices, offset by a 31 percent increase in unit volumes, when compared to the fourth quarter of 2008. The volume increase for non-commodity pipe and piping systems in the fourth quarter resulted primarily from the acquisition on August 31, 2009, of Ram-Fab.

The significant decreases in selling prices together with unit volume declines in both commodity and non-commodity pipe and piping systems, without including Ram-Fab and when compared to the same periods in 2008, reflect the decrease in demand for these products resulting from the worldwide economic turmoil and recession. This contributed to the large decline in both gross profit and operating income for 2009 compared to 2008, and to the losses incurred in the fourth quarters of both 2009 and 2008. Stainless steel surcharges, resulting primarily from the changes in nickel prices, peaked in October of 2009 after incrementally increasing over the six-month period from May to October, and fell slightly over the next three months. The surcharge averages remained at levels equal to approximately half of 2008's averages throughout most of 2009. Although we cannot precisely calculate the effect of the price declines, we estimate that they reduced profits by about $1,700,000 for 2009 compared to 2008. The lower volumes also generated unabsorbed manufacturing costs and taken together with the lower selling prices and unit volumes, caused commodity pipe to incur losses for the year and fourth quarter of 2009. Responding to the poor economy, many of the piping systems' customers extended their delivery dates throughout 2009 causing a decline in both dollar and unit volume sales compared to last year, and creating manufacturing inefficiencies throughout the Segment. The piping systems operations benefitted in 2008 from the completion of several favorable contracts, primarily in the LNG market, which generated significant volume, revenues and profits in 2008. As a result of these factors, non-commodity pipe and piping systems experienced significant reductions in sales and profits compared to the same periods of 2008. Also contributing significantly to the Segment's losses for the year and fourth quarter of 2009 was the accrual of a claim from a customer who is alleging that the Segment delivered defective pipe in 2006 which the customer removed and replaced. While we believe the claim is unwarranted, and we are vigorously defending it, approximately $1,100,000 in claims expense was recorded in 2009, of which $343,000 was recorded in the fourth quarter. All of these factors taken together caused the Segment to incur losses for the year and fourth quarter of 2009.

Selling, general and administrative expense decreased $505,000, or eleven percent in 2009 when compared to 2008, but increased to six percent of sales in 2009 compared to four percent of sales in 2008. The dollar decrease came primarily from decreased management incentives, which are based on profits.

Specialty Chemicals Segment–The following tables summarize operating results for the three years indicated. Reference should be made to Note M to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

	2010		2009		2008	
(Amounts in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$ 42,577	100.0%	$ 32,749	100.0%	$ 35,392	100.0%
Cost of goods sold	35,838	84.2%	27,438	83.8%	30,861	87.2%
Gross profit	6,739	15.8%	5,311	16.2%	4,531	12.8%
Selling, general and administrative expense	2,779	6.5%	2,589	7.9%	2,541	7.2%
Operating income	$ 3,960	9.3%	$ 2,722	8.3%	$ 1,990	5.6%

Comparison of 2010 to 2009 – Specialty Chemicals Segment

The Specialty Chemicals Segment sales increased 30 percent for the year ended 2010 compared to 2009. Gross profit for the year ended 2010 increased 28 percent to $6,739,000, or 16 percent of sales, compared to a gross profit of $5,311,000, or 16 percent of sales, for 2009. Operating income increased 46 percent to $3,960,000 for the year ended 2010 compared to $2,722,000 earned in 2009. Sales increased 17 percent to $10,066,000 for the fourth quarter of 2010 compared to $8,571,000 for the fourth quarter of 2009. Gross profit for the fourth quarter of 2010 was $1,400,000 or 14 percent of sales, which approximated the fourth quarter of 2009's total of $1,406,000, or 16 percent of sales. Operating income declined one percent to $777,000 for the fourth quarter of 2010 compared to $783,000 for the fourth quarter of 2009. The sales gain came from increases in the sulfated product line and additives for dust control and agricultural chemicals. Contract manufacturing also contributed to the sales growth. The declines in gross profit and operating income for the fourth quarter of 2010, when compared to the same period in 2009, were caused primarily by our inability to pass on all of the increases in raw material costs, especially from naturally occurring fats and oils and petroleum derivatives.

Selling, general and administrative expense increased $190,000 or seven percent in 2010 compared to the 2009 amount, and decreased to seven percent of sales in 2010 from eight percent of sales in 2009. The increase resulted primarily from increased selling commissions from the increase in sales in 2010 compared to 2009 plus higher incentive based bonuses for the current year.

Comparison of 2009 to 2008 – Specialty Chemicals Segment

The Specialty Chemicals Segment's operating income for the year increased 37 percent to $2,722,000 on sales of $32,749,000 compared to operating income of $1,990,000 on sales of $35,392,000 in 2008. Operating income for the fourth quarter of 2009 increased 230 percent to $783,000 on sales of $8,571,000 compared to operating income of $237,000 on sales of $8,449,000 for the fourth quarter of 2008. During 2008, the Segment experienced rising raw material and energy costs throughout the year and while management increased prices in an effort to offset the cost increases, the increases were not sufficient to prevent the cost increase from impacting profitability. During 2009, the increases in raw material and energy costs abated and in some cases actually declined, forcing Management to lower selling prices, which caused the sales decline for the year. However, price levels remained at levels allowing the Segment to maintain a higher level of profitability in 2009 compared to 2008. The Segment experienced strong sales volumes in the majority of its markets throughout the fourth quarter of 2009, which contributed to the increases in sales and profits achieved in the fourth quarter compared to the same period last year.

On October 2, 2009, the Company entered into an Asset Purchase Agreement with SantoLubes Manufacturing, LLC ("SM") to sell the specialty chemical business of Blackman Uhler Specialties, LLC ("BU") for a purchase price of $10,366,000, along with certain property, plant and equipment held by Synalloy Corporation for a purchase price of $1,130,000, all located at the Spartanburg, SC location. The purchase price of approximately $11,496,000, payable in cash, was equal to the approximate net book values of the assets sold as of October 3, 2009, the effective date of the sale, and the Company has recorded a loss of approximately $250,000 resulting primarily from transaction fees and other costs related to the sale. Divesting BU's specialty chemicals business, which had annual sales of approximately $14,500,000, has freed up resources and working capital to allow further expansion into the Company's metals businesses. BU along with Organic Pigment's ("OP") pigment dispersion business, which was sold on March 6, 2009 and had annual sales of approximately $7,000,000, were both physically located at the Spartanburg facility. OP completed all operating activities at the end of the third quarter. As a result, these operations, which were previously included in the Specialty Chemicals Segment, are being reported as discontinued operations.

Selling, general and administrative expense increased $48,000 or two percent of sales in 2009 compared to the 2008 amount, and increased to eight percent of sales in 2008 from seven percent of sales in 2008. The increase resulted primarily from increased management incentives, which are based on profits.

Unallocated Income and Expense

Reference should be made to Note M to the Consolidated Financial Statements, included in Item 8 of this Form 10-K, for the schedule that includes these items.

Comparison of 2010 to 2009 – Corporate

Corporate expense decreased $467,000, or 23 percent, to $1,541,000, or one percent of sales, for 2010, compared to $2,008,000, or two percent of sales, in 2009. The decrease resulted primarily from a decrease in environmental expenses that were eliminated by the sale of BU at the end of the third quarter of 2009. There was no environmental expense during 2010, compared to $343,000 in 2009. The remainder of the decrease resulted from lower performance based bonuses for 2010. Higher bonuses were awarded in 2009 due to the Ram-Fab acquisition and BU / OP disposition. Interest expense in 2010 decreased $165,000 from 2009 as a result of lower outstanding debt balances during 2010 compared to 2009. Other expense for the prior year reflects a $150,000 medical settlement with a former employee of the Company's Augusta, Georgia chemical operation which was closed in 2001. No similar charge occurred in the current year.

Comparison of 2009 to 2008 – Corporate

Unallocated corporate expenses in the fourth quarter of 2009 include a $106,000 favorable adjustment from the reversal of accrued environmental remediation liabilities on projects at the Company's Spartanburg location that were completed in the quarter. In addition, corporate expenses in the quarter were favorably impacted by reduced quarterly environmental charges of approximately $100,000 that were eliminated by the sale of BU at the end of the third quarter of 2009. Unallocated Corporate Expenses for the year and fourth quarter also declined over last year's totals for the same periods as a result of no management incentive in 2009, which is based on profits.

Contractual Obligations and Other Commitments

As of January 1, 2011, the Company's contractual obligations and other commitments were as follows:

(Amounts in thousands)		Payment Obligations for the Year Ended					
	Total	2011	2012	2013	2014	2015	Thereafter
Obligations:							
Revolving credit facility	$ 219	$ -	$ -	$ 219	$ -	$ -	$ -
Interest payments	20	8	8	4	-	-	-
Operating leases	93	56	14	10	7	6	-
Purchase obligations	-	-	-	-	-	-	-
Deferred compensation [1]	471	73	83	83	83	83	66
Total	$ 803	$ 137	$ 105	$ 316	$ 90	$ 89	$ 66

[1] For a description of the deferred compensation obligation, see Note F to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Current Conditions and Outlook

Management is very pleased with achieving substantial increases in sales and profits in both our segments during a period of slow economic activity. The Metals Segment's business is highly dependent on its customers' capital expenditures which have been significantly impacted by economic conditions. Stainless steel surcharges, which affect our costs of raw materials and selling prices, have increased consistently through June 2010, dropped slightly for the third quarter but increased during the fourth quarter of 2010 and are projected to increase for the first quarter of 2011. While the project and specialty products activities have been soft, there is some recent increase in these sectors. We believe we are the largest and most capable domestic producer of non-commodity stainless steel pipe and an effective producer of commodity stainless steel pipe which should serve us well in the long run. We also continue to be optimistic about the piping systems business over the long term. Approximately 90 percent of the piping systems backlog comes from paper, water and wastewater treatment projects. Piping systems' backlog was $25,300,000 at January 1, 2011 compared to $44,300,000 at the end of 2009. We estimate that approximately 80 percent of the backlog should be completed over the next 12 months.

The higher sales levels the Specialty Chemicals Segments experienced during 2010 should continue into 2011. Business conditions continue to be strong in our markets. Management will continue to monitor raw material cost increases and control spending in order to minimize their effect on Segment profitability.

Item 7A Quantitative and Qualitative Disclosures about Market Risks

The Company is exposed to market risks from adverse changes in interest rates. Changes in U. S. interest rates affect the interest earned on the Company's cash and cash equivalents as well as interest paid on its indebtedness. Except as described below, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities used to maintain liquidity and fund business operations.

Fair value of the Company's debt obligations, which approximated the recorded value, consisted of:

At January 1, 2011

$219,000 under a $20,000,000 revolving line of credit expiring on June 30, 2013 with a variable interest rate of 1.76 percent.

At January 2, 2010

The Company had no outstanding bank indebtedness

Item 8 Financial Statements and Supplementary Data

The Company's consolidated financial statements, related notes, report of management and report of the independent registered public accounting firm follow on subsequent pages of this report.

Consolidated Balance Sheets

Years ended January 1, 2011 and January 2, 2010

	2010	2009
Assets		
Current assets		
Cash and cash equivalents	**$ 108,902**	$ 14,096,557
Accounts receivable, less allowance for doubtful accounts of $435,000 and $355,000, respectively	**19,972,900**	14,041,130
Inventories		
Raw materials	**12,660,670**	8,639,078
Work-in-process	**9,571,811**	8,418,840
Finished goods	**12,120,276**	8,446,406
Total inventories	**34,352,757**	25,504,324
Deferred income taxes	**2,257,000**	1,702,000
Prepaid expenses and other current assets	**814,185**	1,556,423
Total current assets	**57,505,744**	56,900,434
Cash value of life insurance	**3,029,566**	2,959,637
Property, plant and equipment, net	**18,191,947**	15,796,882
Goodwill	**2,354,730**	2,354,730
Deferred charges, net and other non-current assets	**293,372**	240,000
Total assets	**$ 81,375,359**	$ 78,251,683
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	**$ 10,674,077**	$ 6,581,631
Accrued expenses	**3,306,291**	5,820,748
Current portion of environmental reserves	**293,456**	375,000
Total current liabilities	**14,273,824**	12,777,379
Long-term debt	**219,275**	-
Environmental reserves	**643,000**	750,000
Deferred compensation	**302,159**	380,562
Deferred income taxes	**2,062,000**	1,623,000
Shareholders' equity		
Common stock, par value $1 per share - authorized 12,000,000 shares; issued 8,000,000 shares	**8,000,000**	8,000,000
Capital in excess of par value	**942,707**	856,021
Retained earnings	**69,981,395**	69,113,403
	78,924,102	77,969,424
Less cost of common stock in treasury: 1,710,591 and 1,733,424 shares, respectively	**15,049,001**	15,248,682
Total shareholders' equity	**63,875,101**	62,720,742
Commitments and contingencies – See Note K		
Total liabilities and shareholders' equity	**$ 81,375,359**	$ 78,251,683

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended January 1, 2011, January 2, 2010 and January 3, 2009

	2010	2009	2008
Net sales	**$ 151,120,668**	$ 103,639,587	$ 167,268,987
Cost of sales	**135,204,721**	94,150,808	148,717,173
Gross profit	**15,915,947**	9,488,779	18,551,814
Selling, general and administrative expense	**9,723,590**	8,786,544	9,729,026
Operating income	**6,192,357**	702,235	8,822,788
Other (income) and expense			
Interest expense	**54,240**	350,400	684,943
Change in fair value of interest rate swap	**-**	(131,000)	181,000
Other, net	**(11,706)**	131,210	(256)
Income from continuing operations before income tax	**6,149,823**	351,625	7,957,101
Provision for income taxes	**2,116,000**	133,000	2,326,000
Net income from continuing operations	**4,033,823**	218,625	5,631,101
Income from discontinued operations before income tax	**-**	36,891	521,591
Provision for income taxes	**-**	41,000	170,000
Net (loss) income from discontinued operations	**-**	(4,109)	351,591
Net income	**$ 4,033,823**	$ 214,516	$ 5,982,692
Net income (loss) per basic common share:			
Continuing operations	**$ 0.64**	$ 0.03	$ 0.90
Discontinued operations	**-**	(0.00)	0.06
Net income	**$ 0.64**	$ 0.03	$ 0.96
Net income (loss) per diluted common share:			
Continuing operations	**$ 0.64**	$ 0.03	$ 0.90
Discontinued operations	**-**	(0.00)	0.05
Net income	**$ 0.64**	$ 0.03	$ 0.95

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Cost of Common Stock in Treasury	Total
Balance at December 29, 2007	$ 8,000,000	$ 532,860	$ 65,113,597	$ (15,506,175)	$ 58,140,282
Net income			5,982,692		5,982,692
Payment of dividends, $.25 per share			(1,566,294)		(1,566,294)
Issuance of 9,229 shares of common stock from the treasury		7,472		81,186	88,658
Stock options exercised for 1,000 shares, net		(4,147)		8,797	4,650
Employee stock option and grant compensation		216,580			216,580
Balance at January 3, 2009	8,000,000	752,765	69,529,995	(15,416,192)	62,866,568
Net income			214,516		214,516
Payment of dividends, $.10 per share			(631,108)		(631,108)
Issuance of 19,042 shares of common stock from the treasury		(106,219)		167,510	61,291
Employee stock option and grant compensation		209,475			209,475
Balance at January 2, 2010	8,000,000	856,021	69,113,403	(15,248,682)	62,720,742
Net income			**4,033,823**		**4,033,823**
Payment of dividends, $.50 per share			**(3,165,831)**		**(3,165,831)**
Issuance of 13,949 shares of common stock from the treasury		**(55,220)**		**122,707**	**67,487**
Stock options exercised for 8,884 shares, net		**(37,908)**		**76,974**	**39,066**
Employee stock option and grant compensation		**179,814**			**179,814**
Balance at January 1, 2011	**$ 8,000,000**	**$ 942,707**	**$ 69,981,395**	**$ (15,049,001)**	**$ 63,875,101**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended January 1, 2011, January 2, 2010 and January 3, 2009

	2010	2009	2008
Operating activities			
Net income from continuing operations	**$ 4,033,823**	$ 218,625	$ 5,631,101
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation expense	**2,631,785**	2,331,531	2,046,592
Amortization of deferred charges	**10,680**	70,535	35,256
Deferred income taxes	**(116,000)**	(100,000)	832,051
Reduction in reserves for uncertain tax positions	**-**	-	(199,000)
Provision for losses on accounts receivable	**62,617**	497,576	106,265
Provision for losses on inventories	**1,356,057**	(1,604,000)	1,137,000
(Gain) loss on sale of property, plant and equipment	**5,372**	(4,973)	20,536
Cash value of life insurance	**(69,929)**	(91,662)	(62,475)
Environmental reserves	**(188,544)**	(239,000)	316,629
Issuance of treasury stock for director fees	**67,487**	75,010	74,970
Employee stock option and grant compensation	**179,814**	209,475	216,580
Changes in operating assets and liabilities:			
Accounts receivable	**(5,994,387)**	4,313,283	(1,061,056)
Inventories	**(10,204,490)**	17,392,097	5,784,098
Other assets and liabilities	**(17,103)**	(618,415)	(42,982)
Accounts payable	**4,092,446**	(2,053,358)	(3,498,443)
Accrued expenses	**(2,514,456)**	(748,568)	(4,102,675)
Accrued income taxes	**616,885**	254,403	(790,478)
Net cash (used in) provided by continuing operating activities	**(6,047,943)**	19,902,559	6,443,969
Net cash (used in) provided by discontinued operating activities	**-**	285,972	(504,026)
Net cash (used in) provided by operating activities	**(6,047,943)**	20,188,531	5,939,943
Investing activities			
Purchases of property, plant and equipment	**(5,095,254)**	(1,892,195)	(3,058,727)
Proceeds from sale of property, plant and equipment	**63,032**	1,162,119	-
Acquisition of Ram-Fab, Inc.	**-**	(5,707,773)	-
Net cash used in continuing investing activities	**(5,032,222)**	(6,437,849)	(3,058,727)
Sale of Blackman Uhler Specialties, LLC assets, net	**-**	10,365,757	-
Sale of Organic Pigments, LLC assets, net	**-**	1,441,006	-
Purchases of property, plant and equipment	**-**	(501,346)	(977,312)
Net cash (used in) provided by discontinued investing activities	**-**	11,305,417	(977,312)
Net cash (used in) provided by investing activities	**(5,032,222)**	4,867,568	(4,036,039)
Financing activities			
Net borrowings from (payments on) long-term debt	**219,275**	(10,425,649)	(287,034)
Proceeds from exercised stock options	**39,066**	-	4,650
Dividends paid	**(3,165,831)**	(631,108)	(1,566,294)
Excess tax benefits from Stock Grant Plan	**-**	-	13,720
Net cash used in financing activities	**(2,907,490)**	(11,056,757)	(1,834,958)
(Decrease) increase in cash and cash equivalents	**(13,987,655)**	13,999,342	68,946
Cash and cash equivalents at beginning of year	**14,096,557**	97,215	28,269
Cash and cash equivalents at end of year	**$ 108,902**	$ 14,096,557	$ 97,215

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A Description of Business and Summary of Significant Accounting Policies

Synalloy Corporation, a Delaware corporation, was incorporated in 1958 as the successor to a chemical manufacturing business founded in 1945. Its charter is perpetual. The name was changed on July 31, 1967 from Blackman Uhler Industries, Inc. On June 3, 1988, the state of incorporation was changed from South Carolina to Delaware. The Company's executive offices are located at 775 Spartan Boulevard, Suite 102, Spartanburg, South Carolina.

The Company's business is divided into two segments, the Metals Segment and the Specialty Chemicals Segment. The Metals Segment operates as Bristol Metals, LLC and Ram-Fab, LLC. Bristol manufactures pipe and fabricates piping systems from stainless steel and other alloys, and Ram-Fab fabricates piping systems from carbon, chrome, stainless steel and other alloys. The Specialty Chemicals Segment operates as Manufacturers Chemicals, LLC, produces specialty chemicals and dyes.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Metals Segment is comprised of two wholly-owned subsidiaries: Synalloy Metals, Inc. which owns 100 percent of Bristol Metals, LLC, located in Bristol, Tennessee; and Ram-Fab, LLC, located in Crossett, Arkansas. The Specialty Chemicals Segment consists of the Company's wholly-owned subsidiary Manufacturers Soap and Chemical Company which owns 100 percent of Manufacturers Chemicals, LLC, located in Cleveland, Tennessee and Dalton, Georgia. All significant intercompany transactions have been eliminated.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, primarily for establishing reserves on accounts receivable, inventories and environmental issues, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Period. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. Fiscal year 2010 ended on January 1, 2011 and fiscal year 2009 ended on January 2, 2010, both having 52 weeks. Fiscal year 2008 ended on January 3, 2009, having 53 weeks.

Revenue Recognition. Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete. Shipping costs of approximately $2,669,000, $1,730,000 and $2,138,000 in 2010, 2009 and 2008, respectively, are recorded in cost of goods sold.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and current market conditions. As of January 1, 2011 and January 2, 2010, inventory has been reduced by $3,299,000 and $1,943,000, respectively, for obsolescence and market reserves.

Long-Lived Assets. Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful life of the assets. Land improvements and buildings are depreciated over a range of ten to 40 years, and machinery, fixtures and equipment are depreciated over a range of three to 20 years.

The costs of software licenses are amortized over five years using the straight-line method. Debt expenses are amortized over the period of the underlying debt agreement using the straight-line method. Goodwill, representing intangibles arising from the excess of purchase price over fair value of net assets of businesses acquired, is not amortized but is reviewed annually in the fourth quarter for impairment. Deferred charges represent other intangible assets that are amortized over their useful lives. Accumulated amortization of deferred charges totaled $10,680 as of January 1, 2011.There were no deferred charges as of January 2, 2010.

The Company continually reviews the recoverability of the carrying value of long-lived assets. The Company also reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. When the future undiscounted cash flows of the operation to which the assets relate do not exceed the carrying value of the asset, the assets are written down to fair value.

Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, trade accounts receivable and cash surrender value of life insurance. The Company maintains cash balances at financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits. Accounts receivable from the sale of products are recorded at net realizable value and the Company generally grants credit to customers on an unsecured basis. Substantially all of the Company's accounts receivables are due from companies located throughout the United States. The Company provides an allowance for doubtful collections and for disputed claims and quality issues. The allowance is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 to 45 days. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of the customer. The cash surrender value of life insurance is the contractual amount on policies maintained with one insurance company. The Company performs a periodic evaluation of the relative credit standing of this company as it relates to the insurance industry.

Research and Development Expense. The Company incurred research and development expense of approximately $392,000, $289,000 and $348,000 in 2010, 2009 and 2008, respectively.

Fair Value of Financial Instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents, trade accounts receivable, cash surrender value of life insurance, investments and borrowings under the Company's line of credit approximate their fair value.

Fair Value Disclosures. The Company determines the fair values of its financial instruments maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The Company utilizes three levels of inputs when measuring fair value. Level-1 measurements utilize quoted prices in active markets for identical assets or liabilities. The Company does not currently have any Level-1 financial assets or liabilities. Level-2 measurements utilize observable inputs other than Level-1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs observable or that can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company had a level-2 liability from its interest rate swap having a fair value of $376,000 at January 3, 2009, which was eliminated on December 7, 2009. Changes in its fair value were recorded in current liabilities with corresponding offsetting entries to other expense. The Company does not currently have any material Level-2 financial assets or liabilities. Level-3 measurements utilize unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company does not currently have any material Level-3 financial assets or liabilities.

Subsequent Events. Management has evaluated subsequent events through the date of filing this Form 10-K.

Note B Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2010	2009
Land	$ 451,523	$ 191,523
Land improvements	635,217	591,217
Buildings	11,938,434	9,282,636
Machinery, fixtures and equipment	42,366,519	41,615,632
Construction-in-progress	1,286,579	848,824
	56,678,272	52,529,832
Less accumulated depreciation	38,486,325	36,732,950
Total property, plant and equipment	$18,191,947	$ 15,796,882

The Company recorded $2,632,000, $2,332,000 and $2,047,000 of depreciation expense in 2010, 2009 and 2008, respectively,

Note C Long-term Debt

	2010	2009
$ 20,000,000 Revolving line of credit, due June 30, 2013	$ 219,275	$ -
$ 15,000,000 Revolving line of credit, terminated on June 30, 2010	-	-
$ 7,000,000 Term loan, terminated on June 30, 2010	-	-
	219,275	-
Less current installments	-	-
Total long-term debt	$ 219,275	$ -

On June 30, 2010, the Company entered into a Credit Agreement with a regional bank to provide a $20,000,000 line of credit that expires on June 30, 2013. The Company's previous debt facility, with a different lender, was to expire at the end of 2010. Interest on the Credit Agreement is calculated using the One Month LIBOR Rate, plus a pre-defined spread, which is determined by the Company's Total Funded Debt to EBITDA ratio. The interest rate at January 1, 2011 was 1.76 percent. Borrowings under the line of credit are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories and cash surrender value of the Company's life insurance. Additionally, the credit facility requires an agreement not to pledge the fixed assets of the Company. As of January 1, 2011, the amount available for borrowing was $20,000,000 of which $219,000 was borrowed, leaving $19,781,000 of availability. Covenants under the agreement include maintaining a certain Funded Debt to EBITDA ratio, a minimum tangible net worth, and total liabilities to tangible net worth ratio. In addition, the Company is limited to a maximum amount of capital expenditures per year. At January 1, 2011, the Company was in compliance with its debt covenants. Average borrowings outstanding during fiscal 2010, 2009 and 2008 were $1,079,000, $2,721,000 and $11,708,000 with weighted average interest rates of 1.82 percent, 1.95 percent and 4.37 percent, respectively. The Company made interest payments of $37,000 in 2010, $525,000 in 2009 and $ 706,000 in 2008. As of January 1, 2011, the Company had $219,000 borrowed against the line of credit.

On February 23, 2006, the Company entered into an interest rate swap contract with its bank with a notional amount of $4,500,000 pursuant to which the Company received interest at Libor and paid interest at a fixed interest rate of 5.27 percent. The contract ran from March 1, 2006 to December 31, 2010, which equated to the final payment amount and due date of the term loan. The Company paid $245,000 in December of 2009 and eliminated the swap.

Note D Accrued Expenses

Accrued expenses consist of the following:

	2010	2009
Salaries, wages and commissions	$1,151,210	$ 969,316
Advances from customers	676,729	2,355,639
Insurance	774,571	337,039
Taxes, other than income taxes	55,716	81,211
Benefit plans	159,783	161,343
Interest	13,014	6,870
Professional fees	141,750	113,400
Utilities	11,768	50,135
Customer claim	-	1,400,000
Other accrued items	249,062	345,795
Total accrued expenses	$3,306,291	$ 5,820,748

Note E Environmental Compliance Costs

At January 1, 2011, the Company had accrued $936,000 in remediation costs which, in management's best estimate, are expected to satisfy anticipated costs of known remediation requirements as outlined below. Expenditures related to costs currently accrued are not discounted to their present values and are expected to be made over the next three to four years. As a result of the evolving nature of the environmental regulations, the difficulty in estimating the extent and remedy of environmental contamination, and the availability and application of technology, the estimated costs for future environmental compliance and remediation are subject to uncertainties and it is not possible to predict the amount or timing of future costs of environmental matters which may subsequently be determined.

Prior to 1987, the Company utilized certain products at its chemical facilities that are currently classified as hazardous materials. Testing of the groundwater in the areas of the former wastewater treatment impoundments at these facilities disclosed the presence of certain contaminants. In addition, several solid waste management units ("SWMUs") at the plant sites have been identified. In 1998 the Company completed an RCRA Facility Investigation at its Spartanburg plant site, and based on the results, completed a Corrective Measures Study in 2000. A Corrective Measures Plan specifying remediation procedures to be performed was submitted in 2000 and the Company received regulatory approval. In prior years remediation projects were completed to clean up ten of 14 SWMUs on the Spartanburg plant site at a cost of approximately $530,000. The Company completed the cleanup of the remaining four SWMUs in the fourth quarter of 2009 for a cost of approximately $438,000 and is awaiting final regulatory approval. On October 2, 2009, the Company entered into an Asset Purchase Agreement and sold the Spartanburg facilities as discussed in Note Q. As part of the Agreement, the Company agreed to complete the SWMU cleanups described above and several unrelated cleanup projects at the site. The purchaser agreed to assume any future unidentified environmental liabilities at the site and pay all future annual monitoring and reporting costs required by the RCRA permit covering the site. The Company has completed all of the RCRA-Permit required cleanup projects.

At the former Augusta plant site, the Company submitted a Baseline Risk Assessment and Corrective Measures Plan for regulatory approval. A Closure and Post-Closure Care Plan was submitted and approved in 2001 for the closure of the surface impoundment (former regulated unit). The Company completed and certified closure of the surface impoundment during 2002. During 2005, the Company completed a preliminary analysis of remedial alternatives to eliminate direct contact with surface soils based on the Baseline Risk Assessment, and has accrued $861,000 at January 1, 2011, for estimated future remedial and cleanup costs. As part of Asset Purchase Agreement, the purchaser also agreed to pay for all future annual monitoring and reporting costs at the Augusta facility required by the Georgia Department of Natural Resources.

The Company has identified and evaluated two SWMUs at its plant in Bristol, Tennessee that revealed residual groundwater contamination. An Interim Corrective Measures Plan to address the final area of contamination identified was submitted for regulatory approval and was approved in March of 2005. The Company had $75,000 accrued at January 1, 2011, to provide for estimated future remedial and cleanup costs.

The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, or comparable state statutes, at three waste disposal sites. Notifications were received by the Company in November 2007, February 2008 and September 13, 2010. It is impossible to determine the ultimate costs related to the three sites due to several factors such as the unknown possible magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, and the determination of the Company's liability in proportion to the other parties. At the present time, the Company does not have sufficient information to form an opinion as to whether it has any liability, or the amount of such liability, if any. However, it is reasonably possible that some liability exists.

The Company does not anticipate any insurance recoveries to offset the environmental remediation costs it has incurred. Due to the uncertainty regarding court and regulatory decisions, and possible future legislation or rulings regarding the environment, many insurers will not cover environmental impairment risks, particularly in the chemical industry. Hence, the Company has been unable to obtain this coverage at an affordable price.

Note F Deferred Compensation

The Company has deferred compensation agreements with certain former officers providing for payments for ten years in the event of pre-retirement death or the longer of ten years or life beginning at age 65. The present value of such vested future payments, $302,000 at January 1, 2011, has been accrued.

Note G Stock Options, Stock Grants and New Stock Issues

A summary of activity in the Company's stock option plans is as follows:

	Weighted Average Exercise Price	Options Outstanding	Weighted Average Contractual Term (in years)	Intrinsic Value of Options	Options Available
At December 29, 2007	$ 8.51	130,743	4.6	$ 1,198,000	207,100
Exercised	$ 4.65	(1,000)		$ 8,550	
Cancelled / Expired	$ 13.63	(1,500)			(207,100)
At January 3, 2009	$ 8.48	128,243	3.7	$ 4,865	-
Cancelled / Expired	$ 7.67	(45,250)			
At January 2, 2010	$ 8.92	82,993	4.5	$ 76,923	-
Exercised	$ 4.97	(9,900)			
Cancelled / Expired	$ 9.96	(29,093)			
At January 1, 2011	$ 9.13	44,000	3.6	$ 131,670	-
Exercisable options	$ 9.13	44,000	3.6	$ 131,670	

				Grant Date Fair Value
Options expected to vest:				
At January 3, 2009	$ 9.96	29,454	6.1	$ 6.77
Vested	$ 9.96	(14,000)		
At January 2, 2010	$ 9.96	15,454	5.1	$ 6.77
Vested	$ 9.96	(15,454)		
At January 1, 2011	$ -	-		$ -

The following table summarizes information about stock options outstanding at January 1, 2011:

	Outstanding Stock Options			Exercisable Stock Options	
		Weighted Average			
Range of Exercise Prices	Shares	Exercise Price	Remaining Contractual Life in Years	Shares	Weighted Average Exercise Price
$ 5.01	1,500	$ 5.01	0.31	1,500	$ 5.01
$ 4.65	5,500	$ 4.65	1.30	5,500	$ 4.65
$ 9.96	37,000	$ 9.96	4.08	37,000	$ 9.96
	44,000			44,000	

The Company had two stock option plans, neither of which have options available for future issuance after April 30, 2008. Under the 1998 Plan covering officers and key employees, options may be exercised beginning one year after date of grant at a rate of 20 percent annually on a cumulative basis, and unexercised options expire ten years from the grant date. Under the 1994 Non-Employee Directors' Plan, options were exercisable at the date of grant. Shares issued under both stock option plans come from shares held in Treasury. The 1998 Plan is an incentive stock option plan, therefore there are no income tax consequences to the Company when an option is granted or exercised. No options were exercised in 2009. In 2010 and 2008, options for 9,900 and 1,000 shares were exercised by employees and directors for an aggregate exercise price of $49,000 and $5,000 respectively. The proceeds were generated from cash received of $39,000 and from the repurchase of 1,016 shares from employees and directors totaling $10,000 in 2010 and from cash received of $5,000 in 2008. At the 2010, 2009 and 2008 respective year ends, options to purchase 44,000, 67,539 and 98,789 shares with weighted average exercise prices of $9.13, $8.69 and $8.04, respectively, were fully exercisable. Compensation cost charged against income before taxes for the options was approximately $7,000 for 2010 and $76,000, or $0.01 per share, for 2009 and 2008. As of January 1, 2011, there was no unrecognized compensation cost related to unvested stock options granted under the Company's stock option plans.

The Company has a Stock Awards Plan in effect at January 1, 2011. A summary of plan activity for 2008, 2009 and 2010 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Outstanding at December 29, 2007	22,180	$	25.00
Granted February 12, 2008	11,480	$	16.35
Vested	(4,436)	$	25.00
Forfeited or expired	(3,980)	$	21.48
Outstanding at January 3, 2009	25,244	$	21.62
Granted February 12, 2009	5,500	$	5.22
Vested	(6,382)	$	21.97
Forfeited or expired	(1,228)	$	21.76
Outstanding at January 2, 2010	23,134	$	17.62
Granted February 24, 2010	51,500	$	7.88
Vested	(7,059)	$	19.30
Forfeited or expired	(19,235)	$	8.89
Outstanding at January 1, 2011	48,340	$	10.47

The Compensation & Long-Term Incentive Committee of the Board of Directors of the Company approves stock grants under the Company's 2005 Stock Awards Plan to certain management employees of the Company. The stock awards vest in 20 percent increments annually on a cumulative basis, beginning one year after the date of grant from shares held in Treasury. In order for the awards to vest, the employee must be in the continuous employment of the Company since the date of the award. Any portion of an award that has not vested is forfeited upon termination of employment. The Company may terminate any portion of the award that has not vested upon an employee's failure to comply with all conditions of the award or the Plan. Shares representing awards that have not yet vested are held in escrow by the Company. An employee is not entitled to any voting rights with respect to any shares not yet vested, and the shares are not transferable. Compensation expense totaling $406,000, $29,000 and $188,000 on the grants issued in 2010, 2009 and 2008, respectively, is being charged against earnings equally net of forfeitures, if any, over a period of 60 months from the dates of the grants, with the offset recorded in Shareholders' Equity. Compensation cost charged against income for the awards was approximately $174,000, $110,000 net of income taxes, or $0.02 per share for 2010, $134,000, $85,000 net of income taxes, or $.01 per share, for 2009 and $141,000, $90,000 net of income taxes, or $.01 per share in 2008. As of January 1, 2011, there was $362,000 of total unrecognized compensation cost related to unvested stock grants under the 2005 Stock Awards Plan.

On April 24, 2010, the Company issued to each of its non-employee directors 1,531 shares of its common stock from shares held in Treasury (an aggregate of 7,655 shares). The Company issued 2,532 shares and 959 shares to non-employee directors in 2009 and 2008, respectively. Such shares were issued to the directors in lieu of $15,000 of their annual cash retainer fees. During 2010, a non-employee Director resigned from the Board of Directors resulting in the forfeiture of 765 shares.

Note H Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at the respective year ends:

(Amounts in thousands)	2010	2009
Deferred tax assets:		
Inventory valuation reserves	$ 1,181	$ 682
Allowance for doubtful accounts	166	171
Inventory capitalization	1,039	922
Environmental reserves	335	419
Other	212	318
Total deferred tax assets	2,933	2,512
Deferred tax liabilities:		
Tax over book depreciation and amortization	2,555	2,183
Prepaid expenses	183	250
Total deferred tax liabilities	2,738	2,433
Net deferred tax assets	$ 195	$ 79

Significant components of the provision for and (benefits from) income taxes for continuing operations are as follows:

(Amounts in thousands)	2010	2009	2008
Current:			
Federal	$ 2,039	$ 100	$ 1,509
State	193	133	236
Total current	2,232	233	1,745
Deferred:			
Federal	(148)	(16)	578
State	32	(84)	3
Total deferred	(116)	(100)	581
Total	$ 2,116	$ 133	$ 2,326

The reconciliation of income tax computed at the U. S. federal statutory tax rates to income tax expense for continuing operations is:

(Amounts in thousands)	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Tax at U.S. statutory rates	$ 2,091	34.0%	$ 120	34.0%	$ 2,705	34.0%
State income taxes, net of Federal tax benefit	148	2.4%	14	4.0%	158	2.0%
Changes in contingent tax reserves	-	-	-	-	(199)	(2.5%)
Manufacturing exemption	(160)	(2.6%)	-	-	(123)	(1.6%)
General business credit	-	-	-	-	(46)	(.6%)
Other, net	37	0.6%	(1)	(0.1%)	(169)	(2.1%)
Total	$ 2,116	34.4%	$ 133	37.9%	$ 2,326	29.2%

Income tax payments of approximately $1,659,000, $2,039,000 and $2,646,000 were made in 2010, 2009 and 2008, respectively. The Company had South Carolina state net operating loss carryforwards of approximately $40,614,000 at January 1, 2011, which expire between the years 2017 to 2029, and $38,649,000 at January 2, 2010. Since the likelihood of recognizing these carryforwards is remote, they have been fully reserved in the financial statements.

During 2008, the Company favorably resolved all of the accrued uncertain tax positions, recognizing benefits of $199,000. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2007 and substantially all material state and local income tax matters for years through 2005. The Company's federal income tax return for 2007 was examined by the Internal Revenue Service in 2009 and federal income tax and interest liabilities resulting from this examination were not material. The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accruals for uncertain tax positions including interest and penalties at the end of 2010 or 2009.

Note I Benefit Plans and Collective Bargaining Agreements

The Company has a 401(k) Employee Stock Ownership Plan covering all non-union employees. Employees may contribute to the Plan up to 100 percent of their salary with a maximum of $16,500 for 2010. Under EGTRRA, employees who are age 50 or older may contribute an additional $5,500 per year for a maximum of $22,000 for 2010. Contributions by the employees are invested in one or more funds at the direction of the employee; however, employee contributions cannot be invested in Company stock. Contributions by the Company are made in cash and then used by the Plan Trustee to purchase Synalloy stock. The Company contributes on behalf of each eligible participant a matching contribution equal to a percentage which is determined each year by the Board of Directors. For 2010, 2009 and 2008 the maximum was four percent. The matching contribution is allocated weekly. Matching contributions of approximately $364,000, $330,000 and $341,000 were made for 2010, 2009 and 2008, respectively. The Company may also make a discretionary contribution, which if made, would be distributed to all eligible participants regardless of whether they contribute to the Plan. No discretionary contributions were made to the Plan in 2010, 2009 or 2008. The Company also contributes to union-sponsored defined contribution retirement plans. Contributions relating to these plans were approximately $607,000, $474,000 and $694,000 for 2010, 2009 and 2008, respectively.

The Company has three collective bargaining agreements at its Bristol, Tennessee facility. The number of employees of the Company represented by these unions is 231, or 52 percent of the Company's total employees. They are represented by two locals affiliated with the AFL-CIO and one local affiliated with the Teamsters. The Company considers relationships with its union employees to be satisfactory. Collective bargaining contracts will expire in January 2015, February 2014 and March 2015.

Note J Leases

The Company's Specialty Chemicals Segment leases a warehouse facility in Dalton Georgia, and in addition, the Company leases various manufacturing and office equipment at each of its locations, all under operating leases. The amount of future minimum lease payments under the operating leases are as follows: 2011 - $56,000; 2012 - $14,000; 2013 - $10,000; 2014 - $7,000 and 2015 - $6,000. Rent expense related to operating leases was $257,000, $202,000 and $ 88,000 in 2010, 2009 and 2008, respectively. The Company does not have any leases that are classified as capital leases for any of the periods presented in the financial statements.

Note K Commitments and Contingencies

The Company is from time-to-time subject to various claims, other possible legal actions for product liability and other damages, and other matters arising out of the normal conduct of the Company's business. A Metals Segment customer alleged that the Segment delivered defective pipe in 2006 which the customer removed and replaced. Representatives from both Companies met in May 2010 and on May 12, 2010 agreed to settle this claim for a cash payment of $1,900,000. The Company expensed $1,100,000 for this claim in 2009 and had a $1,400,000 reserve at the end of 2009. An additional $500,000 was expensed for the claim in 2010. There were no other claims expense recorded in 2010. Other than the environmental contingencies discussed in Note E, management is not currently aware of any other asserted or unasserted matters which could have a significant effect on the financial condition or results of operations of the Company.

Note L Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

	2010	2009	2008
Numerator:			
Net income from continuing operations	$ 4,033,823	$ 218,625	$5,631,101
Denominator:			
Denominator for basic earnings per share - weighted average shares	6,282,497	6,261,805	6,245,344
Effect of dilutive securities:			
Employee stock options and stock grants	26,701	7,625	35,780
Denominator for diluted earnings per share - weighted average shares	6,309,198	6,269,430	6,281,124
Income per share from continuing operations:			
Basic	$ 0.64	$ 0.03	$ 0.90
Diluted	$ 0.64	$ 0.03	$ 0.90

The diluted earnings per share calculations exclude the effect of potentially dilutive shares when the inclusion of those shares in the calculation would have an anti-dilutive effect. The Company had 63,184, 98,502 and 117,707 weighted average shares of common stock in 2010, 2009 and 2008, respectively, which were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

Note M Industry Segments

The Company operates in two principal industry segments: metals and specialty chemicals. The Company identifies such segments based on products and services. The Metals Segment consists of Synalloy Metals, Inc. a wholly-owned subsidiary which owns 100 percent of Bristol Metals, LLC, and Ram-Fab, LLC, a wholly-owned subsidiary of the Company. The Metals Segment manufactures pipe from stainless steel and other alloys and fabricates piping systems from carbon, chrome, stainless steel and other alloys. The Segment's products, many of which are custom-produced to individual orders and required for corrosive and high-purity processes, are used principally by the chemical, petrochemical, pulp and paper, mining, power generation (including nuclear), water and wastewater treatment, liquid natural gas, brewery, food processing, petroleum, pharmaceutical and other industries. Products include pipe, piping systems and a variety of other components. The Specialty Chemicals Segment consists of Manufacturers Soap and Chemical Company, a wholly owned subsidiary of the Company which owns 100 percent of Manufacturers Chemicals, LLC. The Specialty Chemicals Segment manufactures a wide variety of specialty chemicals and dyes for the carpet, chemical, paper, metals, mining, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture, janitorial and other industries.

Segment operating income is the Segment's total revenue less operating expenses, excluding interest expense and income taxes. Identifiable assets, all of which are located in the United States, are those assets used in operations by each Segment. The Metals Segment's identifiable assets include goodwill of $1,000,000 as of the years ended 2010 and 2009, and the Chemicals Segment's identifiable assets include goodwill of $1,355,000 as of the years ended 2010 and 2009. Centralized data processing and accounting expenses are allocated to the two Segments based upon estimates of their percentage of usage. Unallocated corporate expenses include environmental charges of $343,000 and $647,000 for 2009 and 2008 respectively. There were no environmental charges during 2010. Corporate assets consist principally of cash, certain investments, and equipment.

The Metals Segment has one domestic customer that accounted for approximately eleven percent of the Metals Segment's revenues in 2010 and 2008, respectively, and less than ten percent for 2009. The Segment also has one other domestic customer that was less than ten percent of the Segment's revenues in 2010 but accounted for approximately ten and twelve percent in 2009 and 2008, respectively. Loss of either of these customers' revenues would have a material adverse effect on both the Metals Segment and the Company. The Specialty Chemicals Segment has one domestic customer that accounted for approximately 24, 24 and 20 percent of the Segment's revenues in 2010, 2009 and 2008, respectively. Loss of this customer's revenues would have a material adverse effect on the Specialty Chemicals Segment and the Company.

In order to establish stronger business relationships, the Metals Segment uses only a few raw material suppliers. Five suppliers furnish about 84 percent of total dollar purchases of raw materials, with one supplier totaling about 49 percent. However, the Company does not believe that the loss of any of these suppliers would have a materially adverse effect on the Company as raw materials are readily available from a number of different sources, and the Company anticipates no difficulties in fulfilling its requirements. For the Specialty Chemicals Segment, most raw materials are generally available from numerous independent suppliers and about 30 percent of total purchases are from its top five suppliers. While some raw material needs are met by a sole supplier or only a few suppliers, the Company anticipates no difficulties in fulfilling its raw material requirements.

Segment Information:

(Amounts in thousands)	2010	2009	2008
Net sales			
Metals Segment	$ 108,544	$ 70,891	$ 131,877
Specialty Chemicals Segment	42,577	32,749	35,392
	$ 151,121	$ 103,640	$ 167,269
Operating income (loss)			
Metals Segment	$ 3,774	$ (12)	$ 9,326
Specialty Chemicals Segment	3,960	2,722	1,990
	7,734	2,710	11,316
Less unallocated corporate expenses	1,541	2,008	2,493
Operating income	6,193	702	8,823
Other expense, net	43	350	866
Pretax income from continuing operations	$ 6,150	$ 352	$ 7,957
Identifiable assets			
Metals Segment	$ 56,622	$ 41,757	
Specialty Chemicals Segment	17,910	15,359	
Corporate	6,843	21,136	
	$ 81,375	$ 78,252	
Depreciation and amortization			
Metals Segment	$ 2,067	$ 1,805	$ 1,605
Specialty Chemicals Segment	416	382	344
Corporate	159	215	133
	$ 2,642	$ 2,402	$ 2,082
Capital expenditures			
Metals Segment	$ 3,995	$ 1,416	$ 2,472
Specialty Chemicals Segment	1,035	396	475
Corporate	65	80	112
	$ 5,095	$ 1,892	$ 3,059
Geographic sales			
United States	$ 144,340	$ 101,814	$ 162,952
Elsewhere	6,781	1,826	4,317
	$ 151,121	$ 103,640	$ 167,269

Note N Quarterly Results (Unaudited)

The following is a summary of continuing quarterly operations for 2010 and 2009:

(Amounts in thousands except for per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Net sales	$ 35,201	$ 36,349	$ 41,932	$ 37,639
Gross profit	2,750	4,210	4,620	4,336
Net income	82	1,078	1,412	1,462
Per common share				
Basic	0.01	0.17	0.22	0.23
Diluted	0.01	0.17	0.22	0.23
2009				
Net sales	$ 30,393	$ 21,692	$ 25,712	$ 25,843
Gross profit	2,916	1,984	3,022	1,567
Net income (loss)	340	(259)	281	(143)
Per common share				
Basic	0.05	(0.04)	0.04	(0.02)
Diluted	0.05	(0.04)	0.04	(0.02)

Note O Interest Rate Swap

The Company used an interest rate swap in which it paid a fixed rate of interest while receiving a variable rate of interest to change the cash flow profile of its variable-rate borrowing to match a fixed rate profile. As discussed in Note C, in 2006, the Company entered into a long-term debt agreement with its bank and paid interest based on a variable interest rate. To mitigate the variability of the interest rate risk, the Company entered into an interest rate swap contract in February of 2006 with the bank, coupled with a third party who paid a variable rate of interest. The interest rate swap had a notional amount of $4,500,000 pursuant to which the Company received interest at LIBOR and paid interest at a fixed interest rate of 5.27 percent, and ran from March 1, 2006 to December 31, 2010, which equated to the final payment amount and due date of the term loan. Although the swap was expected to effectively offset variable interest in the borrowing, hedge accounting was not utilized. Therefore, changes in its fair value were recorded in current assets or liabilities, as appropriate, with corresponding offsetting entries to other expense. The swap liability was settled in December 2009 with a $245,000 payment and the contract was terminated.

Note P Purchase of Ram-Fab, Inc.

On August 31, 2009, the Company entered into an Asset Purchase Agreement with Ram-Fab, Inc. to acquire certain assets and assume certain liabilities of its business for a purchase price of $5,708,000. Ram-Fab, Inc. is a pipe fabricator located in Crossett, Arkansas. The acquisition was for cash and was paid from currently available funds. The purchase price of Ram-Fab, Inc. has been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of acquisition. This allocation included accounts receivable of $1,093,000, inventories of $2,334,000, other assets of $33,000, machinery and equipment of $1,707,000, tax-deductible goodwill of $1,000,000, and current liabilities of $459,000. The Company also entered into a Lease Agreement to lease Ram-Fab, Inc.'s property and plant buildings with an option to purchase the property and plant buildings for a purchase price of approximately $2,000,000 on or before June 1, 2010. The Company exercised the option and purchased the property and plant on June 1, 2010. Ram-Fab, Inc. had annual sales of approximately $18,000,000 over the 12 months prior to the acquisition date and was profitable. Historically, its primary business was to fabricate both carbon and stainless piping systems. Management's focus is to expand the carbon fabrication business which is a product line that is strategically important for future growth. Goodwill represents expected synergies as the carbon business will complement our stainless steel piping systems' operations generating new opportunities for stainless steel piping systems since many projects require that bidders quote both carbon and stainless steel fabrication. This business operates as Ram-Fab, LLC and has been assigned to our Metals Segment.

Note Q Asset Sale of Certain Specialty Chemicals Segment's Assets and Discontinued Operations

On October 2, 2009, the Company entered into an Asset Purchase Agreement with SantoLubes Manufacturing, LLC ("SM") to sell the specialty chemical business of Blackman Uhler Specialties, LLC ("BU") for a purchase price of $10,366,000, along with certain property, plant and equipment held by Synalloy Corporation for a purchase price of $1,130,000, all located at the Spartanburg, SC location. The purchase price of approximately $11,496,000, paid in cash, was equal to the approximate net book values of the assets sold as of October 3, 2009, the effective date of the sale, and the Company recorded a loss of approximately $250,000 resulting primarily from transaction fees and other costs related to the transaction. Divesting BU's specialty chemicals business freed up resources and working capital to allow further expansion into the Company's metals businesses. The Company entered into a lease agreement with SM to lease office space in Spartanburg for corporate operations and has also entered into an outsourcing agreement with SM to provide SM with certain accounting and administration functions. BU, along with Organic Pigment, LLC's pigment dispersion business ("OP"), which was sold on March 6, 2009, were both physically located at the Spartanburg facility. OP completed all operating activities at the end of the third quarter. As a result, these two operations, which were included in the Specialty Chemicals Segment, are being reported as discontinued operations. Sales of the two businesses totaled $3,967,000 and $6,486,000 for the third quarter of 2009 and 2008, respectively, and $13,042,000 and $19,204,000 for the nine months of 2009 and 2008, respectively. The Company has reclassified the operations of these disposed businesses to reflect discontinued operations in the financial statements for each of the years presented.

Note R Subsequent Events

On January 21, 2011, the Board of Directors appointed Craig C. Bram to the position of Chief Executive Officer of the Company to be effective January 24, 2011. As a condition of his employment, on January 24, 2011 the Board granted Mr. Bram a 100,000 share stock option at $11.55 per share under a Stock Option Plan approved by the Board and subject to approval by the Company's shareholders. Simultaneously, Mr. Bram was also granted 13,420 shares of restricted stock under the Company's 2005 Stock Awards Plan.

February 9, 2011, the Compensation & Long-Term Incentive Committee of the Board of Directors of the Company approved stock grants under the Company's 2005 Stock Awards Plan. On February 9, 2011, 13,300 shares, with a market price of $13.34 per share, were granted under the Plan to certain management employees of the Company. The stock awards will vest in 20 percent increments annually on a cumulative basis, beginning one year after the date of grant. In order for the awards to vest, the employee must be in the continuous employment of the Company since the date of the award. Any portion of an award that has not vested will be forfeited upon termination of employment. The Company may terminate any portion of the award that has not vested upon an employee's failure to comply with all conditions of the award or the Plan. Shares representing awards that have not yet vested will be held in escrow by the Company. An employee will not be entitled to any voting rights with respect to any shares not yet vested, and the shares are not transferable. Compensation expense totaling $177,000, before income taxes of approximately $65,000, will be recorded against earnings equally over the following 60 months from the date of grant with the offset recorded in Shareholders' Equity.

Report of Management

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and the financial statements for the years ended January 1, 2011, January 2, 2010 and January 3, 2009 have been audited by Dixon Hughes PLLC, Independent Registered Public Accounting Firm. Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management. The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of independent directors. The Audit Committee meets on a regular basis with representatives of management and Dixon Hughes PLLC.

Management's Annual Report On Internal Control Over Financial Reporting

Management of the Company is responsible for preparing the Company's annual consolidated financial statements and for establishing and maintaining adequate internal control over financial reporting for the Company. Management has evaluated the effectiveness of the Company's internal control over financial reporting as of January 1, 2011 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company's internal control over financial reporting as of January 1, 2011 was effective.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Synalloy Corporation

We have audited the accompanying consolidated balance sheets of Synalloy Corporation and subsidiaries (the "Company") as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 1, 2011. Our audit also included the financial statement schedule listed in Item 15(a)2 of the Company's Annual Report on Form 10-K. The Company's management is responsible for these financial statements and schedule. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synalloy Corporation and subsidiaries as of January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 1, 2011, included in Management's Annual Report on Internal Control over Financial Reporting, referred to in Item 9A of the Company's Annual Report on Form 10-K, and, accordingly, we do not express an opinion thereon.

Dixon Hughes PLLC

Dixon Hughes PLLC
Charlotte, North Carolina

March 25, 2011

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A Controls and Procedures

Disclosure Controls and Procedures

Based on the evaluation required by 17 C.F.R. Section 240.13a-15(b) or 240.15d-15(b) of the Company's disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-15(e) and 240.15d-15(e)), the Company's chief executive officer and chief financial officer concluded that such controls and procedures, as of the end of the period covered by this annual report, were effective.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting is set forth at the conclusion of the Company's consolidated statements set forth in Item 8 of this Form 10-K.

There has been no change in the Company's internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B Other Information

Not applicable

PART III

Item 10 Directors, Executive Officers and Corporate Governance

The information set forth under the captions "Election of Directors," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be used in connection with its Annual Meeting of Shareholder to be held April 28, 2011 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics. The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer and corporate and divisional controllers. The Code of Ethics is available on the Company's website at: www.synalloy.com. Any amendment to, or waiver from, this Code of Ethics will be posted on the Company's internet site.

Audit Committee. The Company has a separately designated standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Carroll D. Vinson, Murray H. Wright and Sibyl N. Fishburn.

Audit Committee Financial Expert. The Company's Board of Directors has determined that the Company has at least one "audit committee financial expert," as that term is defined by Item 407(d)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, serving on its Audit Committee. Mr. Carroll D. Vinson meets the terms of the definition and is independent, as independence is defined for audit committee members in the rules of the NASDAQ Global Market. Pursuant to the terms of Item 407(d) of Regulation S-K, a person who is determined to be an "audit committee financial expert" will not be deemed an expert for any purpose as a result of being designated or identified as an "audit committee financial expert" pursuant to Item 407(d), and such designation or identification does not impose on such person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Audit Committee and Board of Directors in the absence of such designation or identification. Further, the designation or identification of a person as an "audit committee financial expert" pursuant to Item 407(d) does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 11 Executive Compensation

The information set forth under the captions “Board of Directors and Committees - Compensation Committee Interlocks and Insider Participation,” “Discussion of Executive Compensation,” and "Compensation of Directors and Officers" in the Proxy Statement is incorporated herein by reference.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the captions "Beneficial Owners of More Than Five Percent of the Company's Common Stock" and "Security Ownership of Management" in the Proxy Statement is incorporated by reference.

Equity Compensation Plan Information. The following table sets forth aggregated information as of January 1, 2011 about all of the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1] (c)
Equity compensation plans approved by security holders	44,000	$9.13	232,500
Equity compensation plans not approved by security holders	-	-	-
Total	44,000	$9.13	232,500

[1] Represents shares remaining available for issuance under the 2005 Stock Awards Plan.

Non-employee directors are paid an annual retainer of $35,000, and each director has the opportunity to elect to receive $15,000 of the retainer in restricted stock. For 2010, each director elected to receive $15,000 of the annual retainer in restricted stock. The number of restricted shares is determined by the average of the high and low stock price on the day prior to the Annual Meeting of Shareholders. For 2010, each non-employee director received 1,531 shares of restricted stock (an aggregate of 7,655 shares). Issuance of the shares granted to the directors is not registered under the Securities Act of 1933 and the shares are subject to forfeiture in whole or in part upon the occurrence of certain events. During 2010, a non-employee director resigned from the Board of Directors resulting in the forfeiture of 765 shares. The above table does not reflect these shares issued to non-employee directors.

Item 13 Certain Relationships and Related Transactions

The information set forth under the captions “Board of Directors and Committees – Related Party Transactions” and “– Director Independence” in the Proxy Statement is incorporated therein by reference.

Item 14 Principal Accountant Fees and Services

The information set forth under the captions "Independent Registered Public Accounting Firm - Fees Paid to Independent Registered Public Accounting Firm" and "– Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15 Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Financial Statements: The following consolidated financial statements of Synalloy Corporation are included in Part II, Item 8:
   Consolidated Balance Sheets at January 1, 2011 and January 2, 2010
   Consolidated Statements of Operations for the years ended January 1, 2011, January 2, 2010 and January 3, 2009
   Consolidated Statements of Shareholders' Equity for the years ended January 1, 2011, January 2, 2010 and January 3, 2009
   Consolidated Statements of Cash Flows for the years ended January 1, 2011, January 2, 2010 and January 3, 2009
   Notes to Consolidated Financial Statements
2. Financial Statements Schedules: The following consolidated financial statements schedule of Synalloy Corporation is included in Item 15:
   Schedule II - Valuation and Qualifying Accounts for the years ended January 1, 2011, January 2, 2010 and January 3, 2009
   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.
3. Listing of Exhibits:
   See "Exhibit Index"

Schedule II Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions [1]	Balance at End of Period
Year ended January 1, 2011				
Deducted from asset account:				
Allowance for doubtful accounts	$ 355,000	$ 85,000	$ 5,000	$ 435,000
Year ended January 2, 2010				
Deducted from asset account:				
Allowance for doubtful accounts	$ 816,000	$ 498,000	$ 959,000	$ 355,000
Year ended January 3, 2009				
Deducted from asset account:				
Allowance for doubtful accounts	$ 1,004,000	$ 106,000	$ 294,000	$ 816,000

[1] Allowances, uncollected accounts and credit balances written off against reserve, net of recoveries.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By /s/ Craig C. Bram Craig C. Bram Chief Executive Officer	March 25, 2011 Date
By /s/ Richard D. Sieradzki Richard D. Sieradzki Chief Financial Officer and Principal Accounting Officer	March 25, 2011 Date

SYNALLOY CORPORATION
Registrant

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By /s/ James G. Lane, Jr. James G. Lane, Jr. Chairman of the Board	March 25, 2011 Date
By /s/ Sibyl N. Fishburn Sibyl N. Fishburn Director	March 25, 2011 Date
By /s/ Carroll D. Vinson Carroll D. Vinson Director	March 25, 2011 Date
By /s/ Murray H. Wright Murray H. Wright Director	March 25, 2011 Date
By /s/ Ronald H. Braam Ronald H. Braam Director	March 25, 2011 Date
By /s/ Craig C. Bram Craig C. Bram Chief Executive Officer and Director	March 25, 2011 Date

Index to Exhibits

Exhibit No. from Item 601 of Regulation S-K	Description
3.1	Restated Certificate of Incorporation of Registrant, as amended, incorporated by reference to Registrant's Form 10-Q for the period ended April 2, 2005
3.2	Bylaws of Registrant, as amended, incorporated by reference to Registrant's Form 10-Q for the period ended March 31, 2001 (the "first quarter 2001 Form 10-Q")
4.1	Form of Common Stock Certificate, incorporated by reference to the first quarter 2001 Form 10-Q
10.1	Asset Purchase and Sale Agreement, dated as of August 31, 2009 between Registrant and Organic Pigment , LLC, as buyer and Ram-Fab, Inc. and Jones Resources Group, Inc., as seller
10.2	Synalloy Corporation Restated 1994 Non-Employee Directors' Stock Option Plan, incorporated by reference to the first quarter 2001 Form 10-Q
10.3	Synalloy Corporation 1998 Long-Term Incentive Stock Plan, incorporated by reference to the first quarter 2001 Form 10-Q
10.4	Registrant's Subsidiary and Divisional Management Incentive Plan, as restated, effective January 2, 2006, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.5	Synalloy Corporation 2005 Stock Awards Plan, incorporated by reference to the Proxy Statement for the 2005 Annual Meeting of Shareholders
10.6	Credit Agreement, dated as of December 13, 2005, between Registrant and Carolina First Bank, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.7	Agreement for the purchase and sale of assets between Registrant and Blackman Uhler Specialties, LLC, as sellers and SantoLubes Manufacturing LLC and SantoLubes Spartanburg Holdings LLC, buyers, dated October 2, 2009
10.8	Employment Agreement, dated January 1, 2006, between Registrant and Ronald H. Braam, incorporated by reference to Registrant's Form 10-K for the year ended December 30, 2006
10.9	Amendment 1 to the Synalloy Corporation 2005 Stock Awards Plan incorporated by reference to Registrant's Form 10-K for the year ended December 29, 2007
10.10	Agreement between Registrant's Bristol Metals, LLC. subsidiary and the United Steelworkers of America Local 4586, dated December 10, 2010
10.11	Agreement between Registrant's Bristol Metals, LLC subsidiary and the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada Local Union No. 538, dated February 16, 2009
10.12	Agreement between Registrant's Bristol Metals, LLC subsidiary and the Teamsters Local Union No. 549, dated March 5, 2010
10.13	Loan Agreement, dated as of June 30, 2010, between Registrant and Branch Banking and Trust ("BB&T")
10.14	Employment Agreement dated January 24, 2011, between Registrant and Craig C. Bram
21	Subsidiaries of the Registrant
31.1	Rule 13a-14(a)/15d-14(a) Certifications of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
32	Certifications Pursuant to 18 U.S.C. Section 1350

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Shareholder Information

CORPORATE OFFICERS

CRAIG C. BRAM
Chief Executive Officer and President

RONALD H. BRAAM
Special Advisor to the Chief Executive Officer

RICHARD D. SIERADZKI
Chief Financial Officer and Vice President, Finance

CHERYL C. CARTER
Corporate Secretary

METALS SEGMENT OFFICERS

BRISTOL METALS, LLC

MICHAEL D. BOLING
President, Piping Systems Division

J. KYLE PENNINGTON
President, Brismet Pipe Division

JOHN C. TIDLOW
Executive Vice President, Brismet Pipe Division

CHEMICALS SEGMENT OFFICERS

MANUFACTURERS CHEMICALS, LLC

RONALD H. BRAAM
President, Specialty Chemicals Segment

CHARLES E. STIEG
President

DAVID W. DUPRE
Vice President, Operations

KEVIN HREBENAR
Vice President, Research and Development

G. MICHAEL JUNKINS
Vice President, The Dalton Group

OPERATING COMPANIES

BRISTOL METALS, LLC
Mailing: PO Box 1589, Bristol, TN 37621
Street: 390 Bristol Metals Road, Bristol, TN 37620
Telephone: (423) 989-4700
Website: www.brismet.com

RAM-FAB, LLC
Mailing: PO Box 797, Crossett, AR 71635
Street: 150 Hwy 133S, Crossett, AR 71635
Telephone: (870) 364-7473
Website: http://www.ramfab.net/main.html

MANUFACTURERS CHEMICALS, LLC
Mailing: PO Box 2788, Cleveland, TN 37320
Street: 4325 Old Tasso Road, Cleveland, TN 37312
Telephone: (423) 476-6666
Website: www.manufacturerschemicals.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC, Charlotte, NC

GENERAL COUNSEL

Haynsworth Sinkler Boyd, P.A., Greenville, SC

BOARD OF DIRECTORS

JAMES G. LANE, JR.
Chairman of the Board, Synalloy Corporation
Director since 1986
Committees: Executive

SIBYL N. FISHBURN
Director since 1979
Committees: Compensation & Long-Term Incentive, Audit and Nominating/Corporate Governance

CARROLL D. VINSON
Director since 1987
Committees: Audit, Compensation & Long-Term Incentive, Executive and Nominating/Corporate Governance

MURRAY H. WRIGHT
Managing Director, Avitas Capital, LLC
Director since 2001
Committees: Audit, Compensation & Long-Term Incentive and Nominating/Corporate Governance

CRAIG C. BRAM
Chief Executive Officer, Synalloy Corporation
Director since 2004
Committees: Executive

RONALD H. BRAAM
Special Advisor to the Chief Executive Officer and President, Synalloy Corporation
Director since 2006

ANNUAL MEETING

The 2011 Annual Meeting of Shareholders will be held Thursday, April 28, 2011, at 10:00 a.m., local time, at the Company's corporate office, Suite 102 Pointe West Building, 775 Spartan Blvd, Spartanburg, SC 29301

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
Telephone: (800) 937-5449
Address: 59 Maiden Lane, New York, NY 10007
Attention: Shareholder Services

Annual Reports, incorporating the Form 10-K, will be provided free of charge and may be obtained by calling Investor Relations at (864) 585-3605, e-mail at invrel@synalloy.com or on our website at www.synalloy.com. The Form 10-K is also available from the Securities and Exchange Commission's website at www.sec.gov.


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Synalloy
CORPORATION

Post Office Box 5627
Spartanburg, South Carolina 29304